Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2025 to September 30, 2025)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2025 to September 30, 2025)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Lee, Ju tae
Lee, Ju tae
President and Representative Director
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Han, Young-Ah
Han, Young-Ah
Head of IR office, Senior Vice President
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

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Attachment: Independent auditors’ review reports on consolidated and separate financial statements

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I. OVERVIEW

Company Overview part is omitted on the quarterly report. Please refer to our Annual Report (20-F) disclosed on April 30, 2025 or summarized version of Business Report on March 31, 2025.

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel, Infrastructure (Trading), Infrastructure (Construction), Infrastructure (Logistics and associated businesses), Rechargeable Battery Materials, and Others.

B. Summary of Financial Status of Segment

					(Unit: KRW million)
Business Segment	2025.Q3		2024		2023
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	44,891,955	1,705,940	62,200,920	1,636,808	63,538,698	2,556,779
Infrastructure (Trading)	31,727,916	898,723	42,903,253	1,113,710	42,943,752	1,133,512
Infrastructure (Construction)	5,323,666	(280,985)	9,829,578	64,804	10,267,503	197,352
Infrastructure (Logistics and etc.)	2,637,466	73,760	4,139,201	147,603	3,945,953	202,010
Rechargeable Battery Materials	2,694,007	(283,808)	3,829,851	-277,472	4,821,886	-161,334
Others	1,303,838	923,095	2,111,150	1,600,212	1,562,214	1,106,332
Total	88,578,848	3,036,725	125,013,953	4,285,664	127,080,006	5,034,651

*	Based on aggregation including internal transactions among affiliates.
*	‘Energy Materials’ segment was renamed as ‘Rechargeable Battery Materials’ by management decision in June 2025.

2. Business Status of Segments

A. Steel

There are 88 consolidated companies in the steel segment, e.g., POSCO, POSCO STEELEON, and overseas subsidiaries, including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China, and overseas processing centers.

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∎ POSCO

(1) Summary of Business

POSCO produces steel components, such as hot rolled, cold rolled, and stainless steel, at Pohang Steelworks and Gwangyang Steelworks, of which latter is the largest in the world.

Steel is a key industry that has served a pivotal role in achieving national economic development. Steel is used as a basic material in diverse manufacturing businesses, such as automobiles, shipbuilding, home appliances, and construction; therefore, steel, by its nature, is intricately connected to the frontline industries.

In the third quarter of 2025, global crude steel production posted a moderate year-on-year decline, despite continued demand from emerging economies, such as India. The slowdown is attributed to the global uncertainties driven by U.S. tariffs and sluggish demand in key industries, including China’s housing sector.

Global Crude Steel Production

			(Million Tons, %)
Crude Steel Production	2025.Q3	2024	2023
Global	1,374	1,839	1,850
Korea (Ratio)	46 (3.4%)	64 (3.5%)	67 (3.6%)

Source: worldsteel (www.worldsteel.org)

The steel industry is affected by the business cycle and fluctuations in the demand industry. Therefore, steel demand is impacted by changes in the real economy as well as market conditions of demand industries, i.e., shipbuilding, automobiles, home appliance, and construction.

The steel industry is a capital- and technology-intensive industry that requires massive initial investment. Hence, steelmakers are focused on reducing production costs to achieve price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnership with key customers and by devising comprehensive responses, such as marketing, R&D, technology services, and productions, to address global protectionism. In addition, we are expanding steel processing centers to meet the needs of global frontline industries, such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases in Indonesia (upstream) and India (cold-rolling mills). Additionally, we are seeking opportunities to expand overseas production capacity; one such example is the JV project completed with Hebei Steel in 2023.

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On the production side, we are developing strategic, high value-added World Top Premium products and upgrading sales network to respond to the growing demand for next-generation, carbon-reduced steel to actively respond to the growing demand for next-generation, carbon-reduced steel in new mobility, low-carbon energy, and smart infrastructure. Furthermore, we aim to lead the global initiative to achieve carbon net-zero; hence we have developed a decarbonization roadmap, which includes the construction of a HyREX (hydrogen-based steelmaking) technology demo plant.

(2) Market Share

					(Million Ton, %)
Category	2025.Q3		2024		2023
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	46	100%	64	100%	67	100%
POSCO	26	56%	35	55%	36	54%
Others	20	44%	29	45%	31	46%

Source: worldsteel (www.worldsteel.org)

The steel industry’s major demand sectors include automobiles, shipbuilding, and construction, in which steel is a key raw material. The company’s sales consists of approximately 52% domestic sales and 48% exports, with Japan, Europe, and Southeast Asia accounting for a significant portion of exports. We maintain a make-to-order production and sales system while keeping the proportion of direct sales to end-users in the domestic market at around 61% to secure sales stability.

The company has established a mid- to long-term roadmap to achieve net zero emissions by 2050. We are developing technologies to reduce carbon emissions in existing processes, introducing large-scale electric furnaces, and pursuing a phased transition of facilities and processes that includes commercialization of the HyREX (hydrogen-based steelmaking) process. At the same time, we are focusing company-wide efforts on securing a stable supply of caron-reduced raw materials such as scrap and HBI. From 2026, we plan to produce carbon-reduced, high value-added products using electric furnaces.

Building on the expertise we accumulated on building and operating a Smart Factory since 2017, we are accelerating the implementation of the Intelligent Factory that connects all areas of business, from production, logistics, to office operations, with the Digital Twin technology.

Safety is our top priority and a core value of our corporate culture. We are reinforcing safety by identifying potential hazards in the workplace and ensuring compliance to safety standards, while also developing smart safety solutions utilizing AI and IoT technologies.

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Even though POSCO is an unlisted company and therefore does not have any obligation to establish a special committee under the board of directors, we have created an ESG committee to strengthen our external communication with interested parties. Furthermore, we have also established an audit committee to support ESG governance. As a result, the company has been named Sustainability Champion by the World Steel Association — an honor awarded to leading companies in the ESG field — for four consecutive years.

∎ POSCO STEELEON

POSCO STEELEON offers differentiated value by developing new market and technology and by providing designs and solutions in both domestic and overseas surface-treated steel market.

The surface-treated steel market is divided into general-purpose and high-end segments. Competition is fierce in the general-purpose market because product technology is standardized and the market is flooded with low-priced Chinese products. On the other hand, we believe that the market for high-end material not only generates high added value but also has potential to grow in terms of size.

Despite challenges posed by oversupply of domestic and foreign steel products and slowdown in demand industries, POSCO STEELEON is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products, such as aluminum coated sheets, galvanized steel sheets with high corrosion resistance, and Print/Lami color steel sheets.

POSCO STEELEON is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development customized to customer needs. In addition, POSCO STEELEON is preparing to expand its overseas business; the company operates a color steel sheet production line (50,000 ton) and coated steel sheet production line (20,000 ton) in Yangon, Myanmar, securing a bridgehead in Southeast Asia, a region projected for rapid growth.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of packaging and supplementary materials for steel. This includes aluminum deoxidizers, which removes oversaturated oxygen in the steelmaking process. POSCO M-TECH continuously develops packaging machines and materials for steel products. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving packaging quality, while the packaging equipment business has focused on developing automated equipment.

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Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel packaging engineering, mechanical equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

(2) Market Share

(Ton)

Category	2025.Q3		2024		2023
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	25,682	39.7%	38,284	44.3%	31,984	44.7%
PJ Metal	39,025	60.3%	48,231	55.7%	39,600	55.3%
Total	64,707	100.0%	86,515	100.0%	71,584	100.0%

The exact market share of aluminum deoxidizers cannot be estimated since total domestic production and sales volume are not tallied.

B. Infrastructure [Trading]

There are 37 subsidiaries in the trading segment, including POSCO INTERNATIONAL.

∎ POSCO INTERNATIONAL

[Trading]

The industrial environment is becoming increasingly challenging as protectionism intensifies in major economies and global economic downturn continues. Nevertheless, POSCO INTERNATIONAL is pioneering new markets and businesses. Leveraging its long-accumulated know-how and extensive overseas network, the company is strengthening the value chains of its core businesses — including materials, mobility, and food — while fostering future growth through its bio business.

Market Share

		(Unit: USD million)
Category	2025.Q3	2024.Q3	Growth Rate
All Trading Companies in Korea	519,701	508,461	2.2%
POSCO INTERNATIONAL Corp.	6,086	6,559	-7.2%

Source: Korea International Trade Association (www.kita.net)

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Steel/Mobility business: Through collaboration with other POSCO Group affiliates, we are generating synergies to expand our business portfolio. We are in the process of establishing supply chains for the renewable energy industry and Hot Briquetted Iron (HBI) feedstock for the steelworks, while further strengthening our role in securing stable raw material supplies for rechargeable battery materials.

-

Motor core business: POSCO INTERNATIONAL started engaging in the electric vehicle (EV) motor core business with POSCO Mobility Solution, the company’s subsidiary. We plan to expand our motor core production to 7.5 million by 2030.

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Palm farm in Indonesia: POSCO INTERNATIONAL has developed a palm plantation in Indonesia, establishing a local palm oil production system and gradually expanding sales. In December 2022, the company established another Crude Palm Oil (CPO) mill, expanding annual CPO production to approximately 250,000 tons. Furthermore, the company is pursuing sustainable palm farming through RSPO certification.

[Energy]

Global demand for natural gas remains strong, particularly with rising power demand from AI-driven growth of the digital industry. Asia’s surging energy demand is also boosting the oil and gas development sector. The company aims to enhance competitiveness in the energy business and ensure stable operations in a shifting market.

-

Myanmar Gas Field business: In February 2021, as part of the third phase of the development project, the company began EPCIC to install a gas compression platform to produce low-pressure gas from the reservoir. Since completing construction in April 2024, the company has been producing gas through the new facilities since May 2024. Additionally, in July 2024, we began construction on the fourth phase of the development project, which will secure additional reserves to sustain the current level of gas production, with plans to begin operation in 2027.

-

Onshore gas business in Australia: For timely implementation of the Group’s decarbonization and hydrogen business strategies and to expand its existing energy business, currently centered in Myanmar, the company acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, that produces gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Considering strong international oil prices and the shortage of domestic gas supply in eastern Australia, the company has launched additional development projects with the goal to triple gas production by 2025.

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LNG terminal & connected business: The Gwangyang LNG Terminal, Korea’s first privately operated LNG import terminal, has a storage capacity of 930,000 kL across six tanks. Serving as a key facility in the LNG value chain, it plays a pivotal role in connecting upstream LNG production with the downstream gas supply to end-users. The company is pursuing phased expansion beyond Gwangyang to meet both local demand and captive demand within the Group, while actively expanding into LNG bunkering, ship commissioning, and trading businesses.

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Power generation business: As the first private power generator in Korea, our Incheon LNG Combined Cycle Power Plant has been delivering reliable power supply to the Seoul metropolitan area for over 50 years. Located in Incheon’s Seo-gu district, the plant operates seven combined cycle power generators with total capacity of 3,412 MW, which accounts for about 9% of the region’s generation capacity. The power plant is a smart power generation facility, incorporating IoT and big data technologies in its operations.

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LNG asset-linked business: Drawing on its expertise in developing international energy sources, the company began LNG trading in 2017 to meet POSCO Group’s LNG demand. In May 2022, POSCO Group entered into a 20-year supply agreement with a U.S. company, Cheniere Energy, for 400,000 tons of LNG. In October of the same year, a sales contract was finalized. In 2023, POSCO INTERNATIONAL acquired POSCO Energy and obtained an additional value chain across the LNG business, from LNG import terminals to power generation.

-

Domestic onshore wind power business: In January 2015, the Sinan Green Energy acquired a business permit to run an onshore wind farm in Jaeun-myeon in Sinan-gun city of the Jeollanam-do province. We are operating 20 onshore wind power generators since their installation in 2019. With a generation capacity of 62.7 MW, this onshore wind power complex produces approximately 120,000 MWh of clean energy annually, which is equivalent to removing 49,000 tons of carbon dioxide emissions annually.

-	Expansion into new business

To reduce carbon emissions, POSCO Group is developing LNG-hydrogen co-firing power generation, with plans to further expand LNG and renewable energy projects both domestically and internationally. The expansion of the Gwangyang LNG Terminal No. 2 is currently underway; this project will strengthen our LNG value chain through diversification of terminal-linked operations, i.e., ship commissioning, bunkering, and LNG trading.

B. Infrastructure [Construction]

There are 25 subsidiaries in construction segment including POSCO E&C.

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, infrastructure and building works.

[Plant Business]

POSCO E&C has established a unique position in the domestic steel plant sector with extensive experience in supplying and constructing equipment for integrated steel mills and auxiliary facilities. The company has expanded into global markets, such as India, Brazil, and Indonesia, enhancing its reputation as a global player. Recently, the company has focused on carbon-reduced steel technologies and water electrolysis projects. In power generation, POSCO E&C was the first construction company to enter the South American market in 2006 to build coal-fired and gas combined cycle power plants in Chile, Peru, and Panama. The company is also expanding involvement in nuclear power projects, including large-scale plants and national projects like i-SMR. In addition, by being the first in the world to apply high-manganese steel in LNG tank construction, the company has participated in numerous domestic and overseas LNG terminal projects, e.g., Gulf MTP LNG terminal projects in Thailand. We have also built multiple plants in Pohang, Gwangyang, Argentina, and North America to produce raw materials and components for the rechargeable battery.

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[Infrastructure Business]

The company has an extensive track record in various sectors, including roads, bridges, airports, seaports, and water treatment, and continues to expand its presence in the world. It is currently undertaking large-scale private investment projects in Korea, such as the West Inland Expressway and the GTX-B (Great Train Express) line in the Seoul metropolitan area. As for overseas projects, POSCO E&C has built railway depots in South America and Southeast Asia. In Poland, it has secured multiple contracts for waste incineration plants. Going forward, the company is preparing to expand its business into new areas, e.g., underground transportation infrastructure and recycling projects.

[Construction Business]

POSCO E&C has led the development of Songdo International Business District, with a proven track record of successfully constructing landmark high-rise buildings, such as Busan LCT and Yeouido Parc1. The company also holds the industry record for the highest number of contracts in urban renewal and remodeling projects, i.e., redevelopment and reconstruction. Going forward, POSCO E&C plans to further diversify its portfolio to include the senior residence building projects.

B. Infrastructure [Logistics and associated businesses]

There are 12 subsidiaries of logistics and associated business segment including POSCO Flow and POSCO DX.

∎ POSCO DX

POSCO DX has both IT and operation automation technology (OT) capabilities. By converging IT and OT, the company has acquired prominence in applying this technology to manufacturing. Leveraging its proprietary AI-based platform, PosFrame, POSCO DX rolled out the Smart Factory technologies at POSCO’s steelworks and has since expanded its application into rechargeable battery material production processes as well as food & beverage manufacturing. As a result, POSCO DX is now known as a specialized provider of Smart Factory solutions. More recently, the company has been integrating AI and robotics to kick Smart Factory operations into next gear and to build the Intelligent Factory.

In addition, based on its capabilities in building fulfillment logistics systems and hubs, POSCO DX delivered projects such as POSCO’s logistics facilities, Incheon Airport’s Baggage Handling System (BHS), and Hanjin Express’s Mega Hub logistics center.

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C. Rechargeable Battery Materials

Rechargeable Battery Materials segment includes businesses related to electric vehicle (EV) battery materials, such as lithium, nickel, cathode material, anode material, and recycling. There are a total of 16 subsidiaries, including POSCO Future M and POSCO Argentina.

∎ POSCO Future M

[Basic Industrial Materials]

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Refractory production: Refractories maintain their chemical properties and strength even at high temperatures, making them indispensable in industrial facilities, including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces refractories and installs them in blast furnaces and various plants. Recognized for its expertise in refractory installation, the company is expanding its business to plants in other fields both domestically and internationally. However, there are challenges due to overproduction by refractory companies worldwide and the flood of Chinese low-cost products entering the market. Therefore, POSCO Future M is striving to secure competitiveness in the global market by achieving maximum cost competitiveness and developing high value-added products.

-

Lime business: The quicklime market is dominated by POSCO and Hyundai Steel, which together account for over 90% of the total quicklime used for steelmaking. POSCO Future M is the largest supplier to POSCO.

[Energy Materials]

In order to leap forward as an energy materials company, POSCO Future M acquired the anode materials division of LS Mtron in August 2010 and merged with the cathode materials company POSCO ESM in April 2019. POSCO Future M produces both anode active materials (anode materials) and cathode active materials (cathode materials), which are high-value-added materials in the rechargeable battery value chain.

As an integral part of POSCO Group, POSCO Future M has established a full battery materials value chain, ranging from raw to active battery materials and battery recycling. It is the only company to produce graphite-based anode materials, a critical mineral predominated by China. Therefore, the company expects sales to increase in the future by supplying global automakers and battery makers that seek to decouple from China.

However, if POSCO Group’s production of raw materials, such as lithium, nickel, and graphite, declines or is delayed against the plan or if we are unable to meet the stricter Rules of Origin guidelines, we may not be able to reap all of the projected benefits.

D. Others

In Others segment, there are 22 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS focuses on investing in new growth businesses and opportunities.

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3. Key Products

A. Sales of Key Products (2025.Q3)

(Unit: KRW hundred million, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	93,371	20.80%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	143,723	32.00%
	Stainless Steel Products	Tableware, pipes, etc.	74,472	16.60%
	Others	Plates, Wire rods, etc.	137,354	30.60%
	Gross Sum		448,920	100.00%
	Deduction of Internal Trade		(167,068)

	Sub Total		281,852

Infra-structure	Trading	Steel, Metal	236,140	59.50%
		Chemical, Strategic Item, Energy	51,321	12.90%
		Others	27,261	6.90%
	Construction	Architecture (Domestic)	30,942	7.80%
		Plant (Domestic)	13,052	3.30%
		Civil Engineering (Domestic)	5,403	1.40%
		Others (Domestic)	3,701	0.90%
		Overseas Construction	—	0.00%
		Owned Construction	—	0.00%
		Others	3,701	0.90%
	Logistics and etc.	Others	25,369	6.40%
	Gross Sum		396,890	100.00%
	Deduction of Internal Trade		(174,167)

	Sub Total		222,723

Rechargeable	Gross Sum		26,940	100.00%
Battery	Deduction of Internal Trade		(9,354)

Materials	Sub Total		17,586

Others	Gross Sum		13,038	100.00%
	Deduction of Internal Trade		(12,665)

	Sub Total		373

	Total Sum		522,534

*	‘Energy Materials’ segment was renamed as ‘Rechargeable Battery Materials’ by management decision in June 2025.

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B. Price Movement Trends of Key Products

(Unit: KRW thousand/ Ton, KRW/kWh)

Business Segment	Products	2025.Q3	2024	2023
Steel	Hot-rolled Product (HR)	866	910	967
	Cold-rolled Product (CR)	1,071	1,144	1,157
Infrastructure (Trading)	Electric Power	150	160	205
Rechargeable Battery Materials	Refractory	994	1,001	991
	Lime	155	142	147

*

Construction and Logistics and associated businesses segments of Infrastructure are omitted because the raw materials fluctuations defy meaningful measurement. In the case of the Rechargeable Battery Materials business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1) Criteria for Calculation

a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes - Sluggish demand in downstream industries due to external uncertainties and low-demand seasonal impact

[Infrastructure (Trading Segment)]

(1) Criteria for Calculation

a)	Subjects for Calculation: Price of electric power

b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

-	Power: Korea Gas Corporation cost, etc.

*	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Rechargeable Battery Materials]

(1) Criteria for Calculation

a)	Subjects for Calculation: Unit price of refractory and quicklime

b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

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(2) Factors of Price Changes

a)	Price of refractories: Affected by business condition of the front industry and raw material cost.

b)	Quicklime price: Mainly influenced by utility unit price and raw materials cost.

C)	Raw materials for energy materials: Subject to price fluctuations depending on the international supply of mineral resources.

4. Major Raw Materials

A. Current Status of Major Raw Materials (2025.Q3)

				(Unit: KRW hundred million)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)
Steel		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	108,141	59.90%
			Sub-materials	Sub-materials for Iron-making, Steelmaking	40,745	22.50%
			Stainless Steel Materials	Key Materials for STS Production	31,871	17.60%
Infra-structure	Trading	Raw Materials	LNG	Material for Power Generation	10,749	100.00%
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,768	21.10%
			Steel Reinforcement	Strengthening Concrete	1,357	16.20%
			Cable	Electricity Transfer	119	1.40%
			Steel Pile	Foundation of Structure	1	0.00%
			Others	Construction of Pipe and Structure etc.	5,116	61.30%
	Logistics and etc.	Raw Materials	Others	For other use	4,757	100.00%

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Business Segment	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)
Secondary Battery Materials	Raw Materials	NCM and etc.	Production of cathode materials	11,380	84.90%
		Graphite and etc.	Production of anode materials	455	3.40%
		Limestone and etc.	Production of Lime	857	6.40%
		Others	Production of refractory	706	5.30%

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

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B. Price Movement Trends of Major Raw Materials

(Unit: KRW thousand)

Business Segment		Category	2025.Q3	2024	2023
Steel		Iron Ore(per ton)	130	135	145
		Coal(per ton)	260	329	387
		Scrap Iron(per ton)	480	505	526
		Nickel(per ton)	21,553	22,934	28,043
Infrastructure	Trading	LNG (per ton)	951	1,428	1,594
	Construction	Ready-mixed Concrete (per m3)	88	90	85
		Steel Pile (per m)	346	181	165
		Steel Reinforcement (per kg)	0.9	0.9	0.9
		Cable (per m)	1.0	1.0	0.9
Rechargeable Battery Materials		Refractory (per ton)	634	443	334
		Limestone (per ton)	25	25	24

*

Infrastructure (Logistics and associated businesses) and Others segments are omitted because the raw materials fluctuations defying meaningful measurement. In Rechargeable Battery Materials business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1) Iron Ore: Short-term demand was driven by stockpiling demand and solid blast furnace utilization rate before the Chinese National Day holidays, increasing prices by 3% quarter-on-quarter to U$92/ton.

								(Unit: US Dollars/Ton)
’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	’23.Q2	’23.Q1
92	89	96	94	89	101	113	117	106	102	118

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(2) Coal: After hitting a low in July due to the summer off-peak season, prices rebounded on expectations of demand recovery following the end of the Indian monsoon, ending the quarter with the price unchanged at U$184/ton.

							(Unit: US Dollars/ Ton)
’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	’23.Q2	’23.Q1
184	184	185	203	211	242	308	334	264	243	344

(3) Scrap: Although demand remained sluggish due to the global economic downturn, prices rose by 1% quarter-on-quarter to U$340/ton, driven by supply shortages following the drop in summer season scrap volume in Asia.

							(Unit: US Dollars/ Ton)
’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	’23.Q2	’23.Q1
340	337	342	350	364	376	392	385	385	403	438

(4) Nickel: The ongoing U.S.–China tariff disputes and concerns of global economic downturn weakened demand, causing price to fall 1% quarter-on-quarter to U$15,014/ton.

								(Unit: U$/lb, U$/Ton)
’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1	’23.Q4	’23.Q3	’23.Q2	’23.Q1
6.81	6.88	7.06	7.27	7.37	8.35	7.53	7.83	9.23	10.12	11.79
15,014	15,171	15,571	16,038	16,259	18,415	16,589	17,247	20,344	22,308	25,983

*	LME: London Metal Exchange

[Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	The negotiation price in the metropolitan area (effective from March 1, 2025)
	Steel Pile	SPIRAL, 1000, 16T, STP275, KS F 4602, STEEL PILE	2025 price calculation criteria updated. - Pre-2025 standards: SPIRAL, 609.6, 12T, STP275, KS F 4602, STEEL PILE
	Steel Reinforcement	SD400 10mm	Increase the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Increase the price of raw materials (electric copper)

19

[Rechargeable Battery Materials]

(1) Criteria for Calculation

- Unit Price based on receipt amount

(2) Factors of Price Changes

a) Refractory raw materials: Price fluctuations and compositional costs of raw materials in China

b) Limestone: Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

c) Energy materials: Price trends are not disclosed considering concerns about information leakage

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

		(Unit: Thousand Ton)
Business Area	Products	2025.Q3	2024	2023
Steel	Crude Steel	29,776	40,461	40,680

∎ POSCO STEELEON

			(Unit: Thousand Ton)
Business Area	Products	Place of Business	2025.Q3	2024	2023
Steel	Galvanized / Color- coated Steel	Pohang	748	960	960
		Myanmar	52	70	70

Total			800	1,030	1,030

∎ POSCO M-TECH

				(Ton)
Business Area	Products	2025.Q3	2024	2023
Raw materials for steel production	Deoxidizer	32,214	39,058	39,294

20

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

					(MW)
Business Area	Products	Place of Business	2025.Q3	2024	2023
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

					(Ton)
Business Area	Products	Place of Business	2025.Q3	2024	2023
Refractory	Brick and etc.	Pohang	87,180	116,560	116,560
LIME	Quicklime	Pohang	819,000	1,095,000	1,095,000
		Gwangyang	819,000	1,095,000	1,095,000

Total			1,725,180	2,306,560	2,306,560

*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.
*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Unit: Thousand Ton)
Products		2025.Q3	2024	2023
Crude Steel		28,904	39,281	39,941
Products	Hot-Rolled Steel	8,059	10,172	10,660
	Plate	4,661	6,636	6,602
	Wire Rod	1,266	2,131	2,325
	Pickled-Oiled Steel	2,105	2,713	2,780
	Cold-Rolled Products	5,631	7,498	7,133
	Coated Steel	5,366	7,543	7,299
	Electrical Steel	826	998	828
	Stainless Steel	2,355	3,333	3,104
	Others	1,124	1,698	1,795

	Total	31,393	42,720	42,528

*	The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries, which may include interested parties’ transactions.

21

(2) Capacity Utilization Rate (2025.Q3)

(Unit: Thousand Ton, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	29,776	25,816	86.7%
	PT. Krakatau POSCO	2,195	2,174	99.0%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	825	568	68.8%
	POSCO Yamato Vina Steel Joint Stock Company	413	347	84.1%

	Total	33,208	28,904	87.0%

[Infrastructure (Trading)]

Due to the nature of the business, it is difficult to measure production performance and operating rates for Infrastructure (Construction), and Infrastructure (Logistics and associated businesses) segments, therefore, the information is omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

				(Unit: GWh)
Business Area	Products	Place of Business	2025.Q3	2024	2023
Power Generation	Electric Power	Incheon	7,991	12,193	11,213

(2) Capacity Utilization Rate (2025.Q3)

				(Unit: Hour, %)
Business Area	Production Base	Capacity	Production	Utilization Rate
Power Generation	Incheon Power Plant	6,552	3,795	57.93%

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

(1) Production Result

				(Unit: Ton)
Business Area	Products	Place of Business	2025.Q3	2024	2023
Refractory	Brick and etc.	Pohang	61,272	80,191	77,437
LIME	Quicklime	Pohang	818,035	1,055,911	1,110,594
		Gwangyang	899,796	1,216,072	1,243,040

Total			1,779,103	2,352,174	2,431,071

*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.
*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

22

(2) Capacity Utilization Rate (2025.Q3)

			(Unit: Ton, %)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	57,801	42,300	73%
Quicklime Factory (Pohang)	543,000	533,385	98%
Quicklime Factory (Gwangyang)	543,000	605,272	111%

Total	1,143,801	1,180,957	—

*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.
*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

C. Production Facilities

(1)	The current status of production facilities (2025.Q3)

[Land]						(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,957,023	23,281	(7,364)	—	1,972,940
Infrastructure	Trading	514,978	50,577	(13)	(1,477)	564,065
	Construction	348,243	205	(13,238)	—	335,210
	Logistics and etc.	111,653	208	(51,284)	—	60,577
Rechargeable Battery Materials		217,586	31,358	(2)	—	248,942
Others		186,392	8,578	(3,365)	—	191,605

23

[Buildings]

						(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,002,051	611,740	(46,569)	(224,268)	3,342,954
Infrastructure	Trading	574,270	38,229	(70,049)	(13,669)	528,781
	Construction	85,969	3,867	(6,168)	(3,624)	80,044
	Logistics and etc.	104,483	2,586	(4,410)	(3,696)	98,963
Rechargeable Battery Materials		1,397,132	97,524	(8,433)	(46,683)	1,439,540
Others		117,064	1,716	(18,691)	(1,284)	98,805

[Structures]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,796,242	204,850	(10,173)	(196,737)	2,794,182
Infrastructure	Trading	601,835	399,340	(101,459)	(29,520)	870,196
	Construction	47,043	44	(3,204)	(5,059)	38,824
	Logistics and etc.	88,603	3,844	(4,773)	(5,451)	82,223
Rechargeable Battery Materials		312,117	115,108	(12,819)	(11,063)	403,343
Others		14,684	151	(591)	(192)	14,052

[Machinery]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,544,015	1,502,433	(161,835)	(1,696,394)	14,188,220
Infrastructure	Trading	1,163,227	269,494	(269,826)	(90,010)	1,072,885
	Construction	6,921	373	(1,401)	(1,141)	4,752
	Logistics and etc.	239,947	675	(15,759)	(16,431)	208,432
Rechargeable Battery Materials		2,336,689	587,392	(11,531)	(169,597)	2,742,953
Others		20,878	4,595	(19,471)	(3,718)	2,284

[Vehicles]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		56,789	23,446	(8,420)	(22,622)	49,192
Infrastructure	Trading	12,534	13,009	(11,995)	(1,170)	12,378
	Construction	5,655	897	(792)	(1,384)	4,376
	Logistics and etc.	989	2,601	(2,473)	(177)	940
Rechargeable Battery Materials		13,963	1,730	(881)	(3,233)	11,579
Others		45	420	—	(70)	396

[Tools and Fixtures]

24

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		67,073	26,546	(17,019)	(19,835)	56,766
Infrastructure	Trading	22,310	9,547	(4,943)	(8,096)	18,818
	Construction	1,432	1,347	(690)	(506)	1,583
	Logistics and etc.	6,328	1,399	(852)	(1,647)	5,228
Rechargeable Battery Materials		37,326	11,245	(9,893)	(10,066)	28,612
Others		32	2	—	—	33

[Equipment]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		100,089	72,538	(11,981)	(41,200)	119,446
Infrastructure	Trading	24,966	13,949	(8,155)	(6,935)	23,825
	Construction	8,457	4,584	(4,335)	(2,747)	5,959
	Logistics and etc.	12,137	2,684	(1,046)	(756)	13,019
Rechargeable Battery Materials		40,920	6,915	(3,155)	(6,531)	38,149
Others		13,464	2,138	(1,106)	(1,225)	13,271

[Financial Lease Assets]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		184,109	47,930	(54,275)	(40,134)	137,631
Infrastructure	Trading	375,702	616,862	(130,034)	(47,287)	815,243
	Construction	29,826	124,897	(68,199)	(27,830)	58,694
	Logistics and etc.	258,550	5,805	(3,110)	(6,208)	255,037
Rechargeable Battery Materials		102,998	15,024	(368)	(17,260)	100,394
Others		19,448	1,353	(6,920)	(3,262)	10,619

[Biological Assets]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Infrastructure	Trading	139,451	7,213	(25,041)	—	121,623
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Rechargeable Battery Materials		—	—	—	—	—
Others		—	—	—	—	—

25

[Assets under Construction]

					(Unit: KRW million)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,250,595	1,889,685	(2,404,026)	(8,081)	1,728,173
Infrastructure	Trading	573,964	883,074	(417,628)	(31,625)	1,007,785
	Construction	11,373	1,826	(4,077)	—	9,122
	Logistics and etc.	363,080	13,095	(339,895)	—	36,280
Rechargeable Battery Materials		4,031,453	1,586,321	(1,215,204)	—	4,402,570
Others		292,725	155,416	(5,624)	—	442,517

(2) New Facility Establishment, Purchase, Etc. (2025.Q3)

-	Investments under Construction

The total duration and investment amount of individual projects with investments in excess of KRW 100 billion have been aggregated on a simple sum basis.

[Steel]				(Unit: KRW hundred million)
Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	October 2020 ~ September 2029	Construction of a new electric arc furnace at the Gwangyang Works, etc.	44,233	13,684	30,549

[Infrastructure]				(Unit: KRW hundred million)
Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	June 2023 ~ May 2027	Gwangyang LNG terminal, etc.	9,935	6,047	3,888

26

[Rechargeable Battery Materials]				(Unit: KRW hundred million)
Date		Project	Total Investment	Invested Amount	Amount to be Invested
Expansion/ Establishment	March 2020 ~ May 2027	Cathode/Anode material factory, lithium commercialization plant, etc.	70,477	46,530	23,947

6. Product Sales

[Steel]

		(Unit: KRW hundred million)
Items		2025.Q3	2024	2023
Domestic	Hot-Rolled Products	38,717	52,703	58,730
	Cold-Rolled Products	35,141	51,263	52,754
	Stainless Steel	20,543	29,493	30,313
	Others	67,795	95,180	106,558
Overseas	Hot-Rolled Products	54,654	72,818	75,979
	Cold-Rolled Products	108,581	152,461	142,160
	Stainless Steel	53,929	75,395	76,521
	Others	69,560	92,696	92,373
Total	Gross Sum	448,920	622,009	635,387
	Internal Transaction	(167,068)	-230,968	-231,454

	Total	281,852	391,041	403,933

27

[Infrastructure]

				(Unit: KRW hundred million)
Business Area	Items		2025.Q3	2024	2023
Trading	Domestic Trading	Merchandise	27,085	45,670	54,327
		Product	21,464	32,545	39,121
		Others	637	1,412	1,366
	Overseas Trading	Merchandise	89,863	118,643	121,136
		Product	1,007	3,881	3,375
		Others	259	144	48
	Trades among the 3 countries		174,407	226,736	210,065
Construction	Domestic Construction	Building	30,942	49,469	41,251
		Plant	13,052	21,275	23,371
		Civil Engineering	5,403	10,210	11,658
		Others	3,701	2,724	2,096
	Overseas		—	8,719	14,975
	Own Construction		3,701	5,899	9,325
Logistics and etc.	Others		25,369	41,393	42,014
Total	Gross Sum		396,890	568,720	571,572
	Deduction of Internal Transaction		(174,167)	-261,735	-243,520

	Total		222,723	306,985	328,052

[Rechargeable Battery Materials]

	(Unit: KRW hundred million)
Items	2025.Q3	2024	2023
Gross Sum	26,940	38,299	48,219
Deduction of Internal Transaction	(9,354)	-10,174	-10,059

Total	17,586	28,125	38,160

[Others]

	(Unit: KRW hundred million)
Items	2025.Q3	2024	2023
Gross Sum	13,038	38,299	48,219
Deduction of Internal Transaction	(12,665)	-10,174	-10,059

Total	373	28,125	38,160

*	Domestic and overseas categorized by the sales area.
*	Sales of POSCO INTERNATIONAL’s foreign branches are included in ‘trade among the 3 countries’ under Infrastructure (Trading) Segment.

7. Derivatives

POSCO HOLDINGS has agreed to currency swap contracts to hedge against exchange rate risks on foreign currency borrowings. As of September 30, 2025, the Company had currency swap contracts of USD 400 million (due to mature in May 2030) and USD 300 million (due to mature in May 2035), which were measured at fair value. The valuation gain on these currency swaps, as reflected in the Company’s financial statements as of September 30, 2025, amounted to KRW 17,681 million.

28

POSCO uses currency swap contracts to hedge against the exchange rate risk on foreign currency loans. The loss on valuation of currency swaps, as reflected in POSCO’s financial statements as of September 30, 2025, amounted to KRW 87,205 million; additionally, associated transaction loss amounted to KRW 7,706 million.

POSCO also hedges against exchange rate risk on expected sales revenue and foreign currency borrowings through currency forward products. The loss on valuation of derivatives, as reflected in POSCO’s financial statements as of September 30, 2025, amounted to KRW 9,377 million, while the associated transaction losses amounted to KRW 50,087 million.

8. Significant Contracts

[Price Movement Trend of Major Raw Materials]

(1) Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2024)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 0.6588 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: December 2024

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO Maharashtra Steel Private Limited, POSCO India Processing Center Private Limited, POSCO India Pune Processing Center Private Limited, POSCO ASSAN TST STEEL INDUSTRY Inc

(2) Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 1.1320 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: August 18, 2023 ~ September 25, 2023

e)	Payment method: Cash payment

f)	Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

(3) Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 1.1377 trillion

29

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: November 18, 2022 ~ March 31, 2023

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

*	The above contract amount is the amount applied to the exchange rate based on November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

(4) Sales contract of CSP shares

a)	Contract Counterparty: ArcelorMittal Brazil

b)	Purpose: Improving asset efficiency through the sales of non-core assets with no management right

c)	Contract period: July 28, 2022 (transaction completed on March 10, 2023)

d)

Transaction amount and payment method: ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

*	POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

(5) Equity Investment Agreement for lithium in LithiumCo (pseudonym)

a)	Contract Counterparty: LithiumCo (pseudonym)

b)	Transaction amount: KRW 1.1121 trillion

c)	Purpose: Investment in prominent assets to enhance cost-competitiveness of the lithium business

d)	Contract period: November 11, 2025 (Board resolution and term sheet signing date)

  - The definitive agreement is scheduled to be signed in the first half of 2026, after further negotiation on the detailed terms and conditions.

e)	Payment method: Cash payment

30

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule: Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•

POSCO INTERNATIONAL Corporation: 51.0%

•

ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•

MOGE (Myanmar Oil and Gas Enterprise): 15.0%

•

GAIL (India) Limited: 8.5%

•

KOGAS (Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of

1USD=1,160.60KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subjectto change.

  POSCO INTERNATIONAL disclosure date: September 22, 2020 (Decision on natural resources investment)

Investment on the 4th stage development of A-1 / A-3 block in Myanmar gas field

1) Investment amount: KRW 926,302,200,195

2) Development period: July 1, 2024 ~ June 30, 2027

3) Future Plan: POSCO INTERNATIONAL plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 4th stage of development of the existing Myanmar gas field development. The purpose of investment is to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field and to install processing facilities on subsea pipelines and existing platform.

-  With its commencement of development in July 2024, the gas production expected to begin in the third quarter of 2027.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•

POSCO INTERNATIONAL Corporation: 51.0%

•

KOGAS (Korea Gas Corporation): 8.5%

•

ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•

MOGE (Myanmar Oil and Gas Enterprise): 15.0%

•

GAIL (India) Limited: 8.5%

-  Investment size of USD 667 million, applying the exchange rate of June 25, 2024

(1USD=1,387.50KRW).

-  Detailed information and future timeline on this resource development investment is subjectto change.

  POSCO INTERNATIONAL disclosure date: June 27, 2024 (Decision on natural resources investment)

31

Contract	Remarks
Decision on Merger of POSCO Energy

1) Purpose: The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2) Method of Merger: POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO INTERNATIONAL Co., Ltd. (“POSCO INTERNATIONAL”).

3) Date of board resolution (decision Date): August 12, 2022

4) Date of General Shareholders Meeting for merger approval: November 4, 2022

5) Merger ratio: POSCO INTERNATIONAL: POSCO Energy = 1 : 1.1626920

6) Record date of merger: January 1, 2023

7) Scheduled date of merger registration: January 2, 2023

  POSCO INTERNATIONAL disclosure date: January 2, 2023

9. Research and Development

A. Research and Development (“R&D”) Organization (2025.Q3)

Business Segment	Company	Organization
Steel	POSCO	Technology Strategy Office
Technical Research Laboratories
Technical Research Laboratories Steel Product R&D Center
Technical Research Laboratories Steel Manufacturing Process DX R&D Center
Technical Research Laboratories Future Steel R&D Center
Technical Research Laboratories Automotive Steel R&D Center
Technical Research Laboratories Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Process & Quality Development Department
	POSCO M-TECH	Automation R&D Center
Pohang Steel Business Office

32

Business Segment	Company	Organization
Infrastructure	POSCO MOBILITY SOLUTION	STS Division Production Group
Core Division Tool & Die R&D Group
Core Division Development Group
	POSCO Eco & Challenge	Research & Development Center
	POSCO A&C	Architecture Design Business Office
	POSCO DX	Technology Research Laboratory
Rechargeable Battery Materials	POSCO Future M	Technical Research Laboratories
Others	POSCO HOLDINGS INC.	POSCO Group Technology Strategy Office
AI & Robotics Convergence R&D Laboratories
Energy Materials R&D Laboratories
Hydrogen & Low-Carbon R&D Laboratories
Australia Critical Minerals R&D Laboratories
POSCO N.EX.T Hub

B. R&D Expenses (2025.Q3)

						(Unit: KRW million)
Category	Business Segment
	Steel	Infrastructure			Rechargeable Battery Materials	Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	17,111	2,007	3,486	7,018	26,474	86,741	142,837
Manufacturing Cost	241,285	99	58	—	6	—	241,448
R&D Cost (Intangible Assets)	20,346	—	460	1,023	7,696	2,844	32,369
Total*	278,742	2,106	4,004	8,041	34,176	89,585	416,654
Government Subsidy	—	—	1,673	—	—	—	1,673
R&D/Sales Ratio (%)	0.99%	0.01%	0.10%	3.79%	1.94%	240.48%	0.80%

*	Total includes government subsidy.

33

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(Unit: KRW million)
Account	2025.Q3	2024	2023
	As of September 30, 2025	As of December 31, 2024	As of December 31, 2023
[Total current assets]	43,583,503	44,029,925	46,212,299
Cash and cash equivalents	7,168,846	6,767,898	6,670,879
Other receivables, net	1,987,349	2,261,323	1,947,529
Other short-term financial assets	8,848,553	8,499,389	11,403,166
Trade accounts and notes receivable, net	11,437,177	10,821,620	11,015,303
Inventories	12,805,223	14,143,500	13,825,514
Other current assets	1,336,355	1,536,195	1,349,908
[Total non-current assets]	59,018,090	59,374,275	54,733,095
Other receivables, net	1,650,416	1,306,329	1,452,445
Other long-term financial assets	2,680,190	2,571,651	2,708,325
Investments in associates and joint ventures	4,773,682	4,738,793	5,020,264
Property, plant and equipment, net	40,914,031	39,846,828	35,206,248
Intangible assets, net	4,844,453	4,774,824	4,714,784
Other non-current assets	4,155,318	6,135,850	5,631,029
Total assets	102,601,593	103,404,200	100,945,394
[Total current liabilities]	22,268,963	22,779,719	21,861,518
[Total non-current liabilities]	18,275,489	19,174,112	19,419,979
Total liabilities	40,544,452	41,953,831	41,281,497
[Equity attributable to owners of the controlling company]	55,619,259	55,394,231	54,180,849

34

Share capital	482,403	482,403	482,403
Capital surplus	1,676,704	1,648,894	1,663,334
Hybrid bonds	—	—	—
Retained earnings	53,636,511	53,658,367	53,857,514
Other equity attributable to owners of the controlling company	(176,359)	(395,433)	(1,822,402)
[Non-controlling Interests]	6,437,882	6,056,137	5,483,048
Total equity	62,057,141	61,450,368	59,663,897

	From January 1, 2025 to September 30, 2025	From January 1, 2024 to December 31, 2024	From January 1, 2023 to December 31, 2023
Revenue	52,253,405	72,688,143	77,127,197
Operating profit	1,814,380	2,173,573	3,531,423
Profit	814,994	947,580	1,845,850
[Profit attributable to owners of the controlling company]	883,006	1,094,917	1,698,092
[Profit attributable to non-controlling interests]	(68,012)	(147,337)	147,758
Total comprehensive income	613,865	2,110,358	2,330,891
[Total comprehensive income attributable to owners of the controlling company]	739,519	2,008,919	2,131,737
[Total comprehensive income attributable to non-controlling interests]	(125,654)	101,439	199,154
Earnings per share (KRW)	11,677	14,451	22,382
Number of Consolidated Companies	200	194	192

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

35

2. Separate Financial Statements

A. Summary

			(Unit: KRW million)
Account	2025.Q3	2024	2023
	As of September 30, 2025	As of December 31, 2024	As of December 31, 2023
[Total current assets]	4,539,169	3,793,469	4,657,899
Cash and Cash equivalents	514,070	409,387	376,914
Trade accounts and notes receivable, net	146,205	178,822	238,332
Other receivables, net	285,676	21,388	68,821
Other short-term financial assets	3,365,200	2,686,420	3,940,743
Inventories	225,724	467,796	—
Other current assets	2,294	29,655	33,089
[Total non-current assets]	47,808,939	46,840,328	46,988,299
Other receivables, net	21,176	14,894	6,955
Other long-term financial assets	466,502	421,822	1,131,074
Investments in Subsidiaries, associates, and joint ventures	46,405,479	45,631,965	45,321,370
Property, plant and equipment, net	568,628	415,993	197,787
Intangible assets, net	24,690	21,461	19,341
Other non-current assets	322,464	334,193	311,772
Total assets	52,348,108	50,633,797	51,646,198
[Total current liabilities]	418,818	162,831	1,819,670
[Total non-current Liabilities]	3,322,030	2,281,936	2,326,663
Total liabilities	3,740,848	2,444,767	4,146,333
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,367,990	1,367,990	1,370,557
[Retained earnings]	47,981,558	47,952,144	47,505,885
[Other equity]	(1,224,691)	(1,613,507)	(1,858,980)
Total equity	48,607,260	48,189,030	47,499,865

36

Account	2025.Q3	2024	2023
	From January 1, 2025 to September 30, 2025	From January 1, 2024 to December 31, 2024	From January 1, 2023 to December 31, 2023
Revenue	1,232,268	1,997,128	1,454,079
Operating profit	925,518	1,596,420	1,106,629
Profit	969,846	1,621,282	799,578
Earnings per share (KRW)	12,825	21,398	10,539

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

37

POSCO HOLDINGS INC.

and its subsidiaries

Interim condensed consolidated financial statements

for each of the nine-month periods ended September 30, 2025 and 2024 with the independent auditor’s review report

Report on review of interim condensed consolidated financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim condensed consolidated statement of financial position as of September 30, 2025, and the related interim condensed consolidated statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2025 and 2024, interim condensed consolidated statements of changes in equity and interim condensed consolidated statements of cash flows for each of the nine-month periods ended September 30, 2025 and 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed consolidated financial statements

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 12, 2025 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2024, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

November 14, 2025

This review report is effective as of November 14, 2025, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed consolidated financial statements and may result in modification to this review report.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated financial statements

for each of the nine-month periods ended September 30, 2025 and 2024

“The accompanying interim condensed consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Ju tae Lee

Representative Director & President

POSCO HODINGS INC.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position as of September 30, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	September 30, 2025 (unaudited)		December 31, 2024
Assets
Cash and cash equivalents	21	~~W~~	7,168,846	6,767,898
Trade accounts and notes receivable, net	4,15,21,25,26,33		11,437,177	10,821,620
Other receivables, net	5,21,33		1,987,349	2,261,323
Other short-term financial assets	6,21		8,848,553	8,499,389
Inventories	7		12,805,223	14,143,500
Current income tax assets			106,761	140,494
Assets held for sale	8		308,659	608,758
Other current assets	14		920,935	786,943

Total current assets			43,583,503	44,029,925

Long-term trade accounts and notes receivable, net	4,21		24,744	27,779
Other receivables, net	5,21,33		1,650,416	1,306,329
Other long-term financial assets	6,21		2,680,190	2,571,651
Investments in associates and joint ventures	9		4,773,682	4,738,793
Investment property, net	11		1,903,790	1,955,896
Property, plant and equipment, net	12		40,914,031	39,846,828
Intangible assets, net	13		4,844,453	4,774,824
Defined benefit assets, net	19		286,490	409,147
Deferred tax assets	31		1,845,470	3,609,344
Other non-current assets	14		94,824	133,684

Total non-current assets			59,018,090	59,374,275

Total assets		~~W~~	102,601,593	103,404,200

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position, continued

as of September 30, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	September 30, 2025 (unaudited)		December 31, 2024
Liabilities
Trade accounts and notes payable	21,33	~~W~~	5,239,219	6,159,127
Short-term borrowings and current portion of long-term borrowings	15,21		11,988,500	11,115,747
Other payables	16,21,33		2,971,887	3,463,871
Other short-term financial liabilities	17,21		22,660	120,875
Current income tax liabilities			350,942	350,570
Liabilities directly associated with the assets held for sale	8		34,829	—
Provisions	18		387,710	396,030
Other current liabilities	20,25,26		1,273,216	1,173,499

Total current liabilities			22,268,963	22,779,719

Long-term trade accounts and notes payable	21		1,025	2,049
Long-term borrowings, excluding current portion	15,21		15,476,130	14,881,620
Other payables	16,21		1,221,139	809,012
Other long-term financial liabilities	17,21		81,932	72,920
Defined benefit liabilities, net	19		74,770	43,143
Deferred tax liabilities	31		747,071	2,685,549
Long-term provisions	18		576,541	580,559
Other non-current liabilities	20		96,881	99,260

Total non-current liabilities			18,275,489	19,174,112

Total liabilities			40,544,452	41,953,831

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,676,704	1,648,894
Other components of equity	23		999,958	1,155,429
Treasury shares	24		(1,176,317)	(1,550,862)
Retained earnings			53,636,511	53,658,367

Equity attributable to owners of the controlling company			55,619,259	55,394,231
Non-controlling interests			6,437,882	6,056,137

Total equity			62,057,141	61,450,368

Total liabilities and equity		~~W~~	102,601,593	103,404,199

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of comprehensive income for each of the three-month and nine-month periods

ended September 30, 2025 and 2024 (Unaudited)

(in millions of Won, except per share information)		For the three-month period ended September 30 (unaudited)			For the nine-month period ended September 30 (unaudited)
	Notes	2025		2024	2025	2024
Revenue	25,26,33	~~W~~	17,261,041	18,321,368	52,253,405	54,882,999
Cost of sales	26,30		(15,844,979)	(16,814,861)	(48,116,110)	(50,552,662)

Gross profit			1,416,062	1,506,507	4,137,295	4,330,337
Selling and administrative expenses	27,30
Other administrative expenses			(717,927)	(717,936)	(2,142,203)	(2,101,583)
Selling expenses			(59,368)	(45,404)	(180,712)	(150,565)

Operating profit			638,767	743,167	1,814,380	2,078,189
Share of profit of equity-accounted investees, net	9		93,547	68,226	246,347	242,406
Finance income and costs	21,28
Finance income			227,220	771,393	2,295,952	3,293,716
Finance costs			(343,578)	(767,946)	(2,882,837)	(3,179,318)
Other non-operating income and expenses	29,30
Other non-operating income			51,799	54,896	235,319	181,593
Other non-operating expenses			(149,912)	(178,407)	(453,679)	(473,220)

Profit before income tax			517,843	691,329	1,255,482	2,143,366
Income tax expense	31		(130,929)	(194,510)	(440,488)	(492,511)

Profit			386,914	496,819	814,994	1,650,855
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			—	—	(5,625)	984
Foreign currency translation differences			100,375	(58,584)	(56,228)	57,057
Remeasurements of defined benefit plans	19		12,904	2,390	17,842	4,206
Net changes in fair value of equity investments at fair value through other comprehensive income	21		184,079	49,494	198,190	(27,453)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			134,118	(109,145)	(83,165)	89,548
Foreign currency translation differences			294,827	(233,651)	(271,997)	282,236
Gains (losses) on valuation of derivatives	21		113	(421)	(146)	(443)

Other comprehensive income (loss), net of tax			726,416	(349,917)	(201,129)	406,135

Total comprehensive income		~~W~~	1,113,330	146,902	613,865	2,056,990

Profit attributable to:
Owners of the controlling company		~~W~~	420,845	452,654	883,006	1,523,303
Non-controlling interests			(33,931)	44,165	(68,012)	127,552

Profit		~~W~~	386,914	496,819	814,994	1,650,855

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	1,037,743	171,597	739,519	1,849,384
Non-controlling interests			75,587	(24,694)	(125,654)	207,606

Total comprehensive income		~~W~~	1,113,330	146,903	613,865	2,056,990

Earnings per share (in Won)	32
Basic earnings per share (in Won)			5,565	5,980	11,677	20,092
Diluted earnings per share (in Won)		~~W~~	5,565	5,694	11,677	17,578

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity for each of the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non- controlling interests	Total
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit for the period		—	—	—	—	1,523,303	1,523,303	127,552	1,650,855
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	4,790	4,790	(584)	4,206
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	66,519	—	—	66,519	24,013	90,532
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(26,145)	—	(705)	(26,850)	(603)	(27,453)
Foreign currency translation differences, net of tax		—	—	282,236	—	—	282,236	57,057	339,293
Gains (losses) on valuation of derivatives, net of tax		—	—	(614)	—	—	(614)	171	(443)

Total comprehensive income		—	—	321,996	—	1,527,388	1,849,384	207,606	2,056,990

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)	(85,674)	(275,365)
Interim dividends		—	—	—	—	(379,381)	(379,381)	—	(379,381)
Changes in the scope of consolidation		—	—	—	—	—	—	57,399	57,399
Changes in ownership interest in subsidiaries		—	(15,916)	—	—	—	(15,916)	264,520	248,604
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—	—	—
Share based payments		—	(2,567)	—	—	—	(2,567)	—	(2,567)
Others		—	3,886	(51,143)	—	104	(47,153)	(25,702)	(72,855)

Total transactions with owners of the controlling company		—	(14,597)	(51,143)	338,796	(1,000,075)	(727,019)	210,543	(516,476)

Balance as of September 30, 2024 (Unaudited)	~~W~~	482,403	1,648,737	338,109	(1,550,862)	54,384,827	55,303,214	5,901,197	61,204,411

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity, continued

for each of the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non- controlling interests	Total
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2025	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,367	55,394,231	6,056,137	61,450,368
Comprehensive income:
Profit for the period		—	—	—	—	883,006	883,006	(68,012)	814,994
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	12,464	12,464	5,378	17,842
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	(81,251)	—	—	(81,251)	(7,539)	(88,790)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	195,367	—	2,075	197,442	747	198,189
Foreign currency translation differences, net of tax		—	—	(271,997)	—	—	(271,997)	(56,228)	(328,225)
Gains (losses) on valuation of derivatives, net of tax		—	—	(146)	—	—	(146)	—	(146)

Total comprehensive income		—	—	(158,027)	—	897,545	739,518	(125,654)	613,864

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)	(158,122)	(347,174)
Interim dividends		—	—	—	—	(378,104)	(378,104)	—	(378,104)
Changes in the scope of consolidation		—	—	—	—	—	—	7,040	7,040
Changes in ownership interest in subsidiaries		—	35,622	—	—	—	35,622	687,894	723,516
Retirement of treasury shares		—	—	—	374,545	(374,545)	—	—	—
Others		—	(7,812)	2,556	—	22,300	17,044	(29,413)	(12,369)

Total transactions with owners of the controlling company		—	27,810	2,556	374,545	(919,401)	(514,490)	507,399	(7,091)

Balance as of September 30, 2025 (Unaudited)	~~W~~	482,403	1,676,704	999,958	(1,176,317)	53,636,511	55,619,259	6,437,882	62,057,141

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows

for each of the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

(in millions of Won)		For the nine-month period ended
	Notes	September 30, 2025 (Unaudited)		September 30, 2024 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	814,994	1,650,854
Adjustments for:
Depreciation			2,740,684	2,629,545
Amortization			326,815	352,394
Finance income			(1,182,575)	(2,155,923)
Finance costs			1,497,327	1,937,285
Income tax expense			440,488	492,511
Impairment loss on property, plant and equipment			113,147	179,400
Gain on disposal of property, plant and equipment			(32,039)	(14,079)
Loss on disposal of property, plant and equipment			82,146	56,291
Impairment loss on goodwill and other intangible assets			42,448	362
Gain on disposal of investments in subsidiaries, associates and joint ventures			(29,178)	(9,590)
Loss on disposal of investments in subsidiaries, associates and joint ventures			31,264	42,539
Share of profit of equity-accounted investees			(246,347)	(242,406)
Impairment loss on disposal of assets held for sale			11,922	—
Gain on disposal of assets held for sale			(53,672)	(705)
Loss on disposal of assets held for sale			6,277	34,830
Expenses related to post-employment benefit			191,241	183,381
Impairment loss on trade and other receivables			100,191	70,037
(Reversal of) Loss on valuation of inventories			(102,147)	(62,047)
Increase to provisions			195,906	40,815
Insurance benefit income			(10,675)	—
Other income			(2,438)	(8,356)

			4,120,785	3,526,284

Changes in operating assets and liabilities	35		(1,307,874)	(450,846)
Interest received			334,945	423,968
Interest paid			(786,801)	(847,985)
Dividends received			339,337	541,054
Income taxes paid			(858,867)	(429,491)

Net cash provided by operating activities		~~W~~	2,656,519	4,413,838

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows, consolidated for each of the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

(in millions of Won)		For the nine-month period ended
	Notes	September 30, 2025 (Unaudited)		September 30, 2024 (Unaudited)
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(12,990,582)	(10,755,681)
Proceeds from disposal of short-term financial instruments			12,918,623	14,529,930
Increase in loans			(277,472)	(705,255)
Collection of loans			198,635	645,503
Acquisitions of securities			(756,966)	(1,110,904)
Proceeds from disposal of securities			456,530	645,082
Acquisitions of long-term financial instruments			(19,763)	(3,442)
Acquisitions of investment in associates and joint ventures			(167,792)	(166,147)
Proceeds from disposal of investment in associates and joint ventures			21,309	46,266
Acquisitions of investment property			(1,802)	(1,857)
Proceeds from disposal of investment property			1,415	372
Acquisitions of property, plant and equipment			(4,065,766)	(5,680,476)
Proceeds from disposal of property, plant and equipment			281,050	30,397
Acquisitions of intangible assets			(386,726)	(266,216)
Proceeds from disposal of intangible assets			3,753	3,527
Proceeds from disposal of assets held for sale			476,236	23,531
Collection of lease receivables			19,678	22,391
Cash inflow from insurance claim			10,675	—
Acquisitions of net assets due to changes in consolidated entities			(67,002)	—
Disposal of net assets due to changes in consolidated entities			43,275	9,831
Others, net			(209,407)	(2,884)

Net cash used in investing activities		~~W~~	(4,512,099)	(2,736,032)

Cash flows from financing activities
Origination of borrowings			4,861,494	4,788,074
Repayment of borrowings			(4,577,572)	(6,149,738)
Repayment of short-term borrowings, net			1,993,846	1,163,905
Capital contribution from non-controlling interests			774,495	308,777
Payment of cash dividends			(725,605)	(655,132)
Repayment of lease liabilities			(106,150)	(145,157)
Acqusition of treasury shares			—	(92,311)
Others, net			108,898	114,696

Net cash provided by (used in) financing activities		~~W~~	2,329,406	(666,886)

Effect of exchange rate fluctuation on cash held			(65,592)	47,132

Net increase in cash and cash equivalents			408,234	1,058,052
Changes in cash classified as assets held for sale			(7,286)	—
Cash and cash equivalents at beginning of the period			6,767,898	6,670,879

Cash and cash equivalents at end of the period		~~W~~	7,168,846	7,728,931

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

September 30, 2025 and 2024 (Unaudited)

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 65 domestic subsidiaries including POSCO INC. and 134 foreign subsidiaries including POSCO America Corporation, and 117 associates and joint ventures (collectively referred to as the “Group”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 is as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages subsidiaries, etc. through ownership of their shares.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of September 30, 2025, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries acquired or newly established for the nine-month period ended September 30, 2025 are as follows:

Company	Date of inclusion	Ownership (%)	Reason
POSCO DEEPTECH IP FUND	June 2025	60.00	New establishment
FUTURE GRAPH CO., LTD.	June 2025	100.00	New establishment
Chemgas Korea Co., Ltd.	July 2025	100.00	Acquired
POSCO-EVER NEW MEDICAL Investment Fund	July 2025	60.00	New establishment
POSCO Stainless Precision & Processing	August 2025	100.00	New establishment
POSCO INTERNATIONAL CVC 1st Fund	August 2025	100.00	New establishment
POSCO CVC 1st Fund	August 2025	100.00	New establishment
NYUJERO 2ND CO., LTD.	September 2025	100.00	Acquired
POSCO DX CVC 1st Fund	September 2025	100.00	New establishment
POSCO Group AC Fund I	September 2025	100.00	New establishment
POSCO SAFETY SOLUTION CO., LTD.	September 2025	100.00	New establishment

(c)	Consolidated subsidiaries over which the Company has lost control for the nine-month period ended September 30, 2025 are as follows:

Company	Date of exclusion	Reason
SANPU TRADING Co., Ltd.	May 2025	liquidation
NEH Co., Ltd.	June 2025	Merger
POSCO CNGR Nickel Solution	July 2025	Liquidation
POSCO ENGINEERING & CONSTRUCTION VIETNAM COMPANY LIMITED	August 2025	Disposal
SK SOLRA POWER GENERATION COPORATION	August 2025	Disposal

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2. Basis of Preparation

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group incurred after December 31, 2024.

These interim condensed consolidated financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(b)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described below, the accounting policies applied by the Group in these interim condensed consolidated financial statements are the same as those applied to the consolidated financial statements as of and for the year ended December 31, 2024.

Changes in accounting policies

(a)	Amendments to KIFRS 1021: Lack of Exchangeability

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require the disclosure of information that enables users of its financial statements to understand how the currency that is not exchangeable into the other currency affects, or is expected to affect, the Group’s financial performance, financial position, and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendment, the Group is not required to restate comparative information.

The amendments are not expected to have a material impact on the Group’s interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Trade accounts and notes receivable	~~W~~	10,306,250	9,654,940
Due from customers for contract work		1,520,968	1,488,180
Less: Allowance for doubtful accounts		(390,041)	(321,501)

	~~W~~	11,437,177	10,821,619

Non-current
Trade accounts and notes receivable	~~W~~	69,409	72,387
Less: Allowance for doubtful accounts		(44,665)	(44,608)

	~~W~~	24,744	27,779

The Group discounted trade accounts receivable in accordance with trade accounts receivable factoring agreements with financial institutions for the nine-month period ended September 30, 2025 and the year ended December 31, 2024. This transaction is a transaction with recourse rights because the Group is obligated to pay the amount to the bank, etc. if the trade accounts receivable are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of September 30, 2025 and December 31, 2024, the book value of the trade accounts receivable from the transaction is ~~W~~148,876 million and ~~W~~119,076 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

5. Other Receivables

Other receivables as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Short-term loans	~~W~~	329,492	375,244
Other accounts receivable		1,387,386	1,671,039
Accrued income(*1)		312,572	293,985
Deposits		45,316	80,007
Others		43,611	28,480
Lease receivables		14,258	18,224
Less: Allowance for doubtful accounts(*1)		(145,286)	(205,656)

	~~W~~	1,987,349	2,261,323

Non-current
Long-term loans(*1)	~~W~~	1,339,728	1,247,255
Other accounts receivable		397,735	192,736
Accrued income		207,926	189,565
Deposits		241,206	142,698
Lease receivables		66,266	76,680
Less: Allowance for doubtful accounts(*1)		(602,445)	(542,605)

	~~W~~	1,650,416	1,306,329

(*1)	The Group recognized an allowance for doubtful accounts for the entire other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Derivatives assets	~~W~~	178,093	465,178
Debt securities		928,407	400,771
Deposit instruments(*1)		6,919,891	6,420,797
Short-term financial instruments(*1)		822,162	1,212,643

	~~W~~	8,848,553	8,499,389

Non-current
Derivatives assets	~~W~~	268,029	497,698
Equity securities(*2)		1,497,778	1,171,544
Debt securities		124,648	115,601
Other securities(*2)		744,878	762,177
Deposit instruments(*1)		44,857	24,631

	~~W~~	2,680,190	2,571,651

(*1)

As of September 30, 2025 and December 31, 2024, financial instruments amounting to ~~W~~78,537 million and ~~W~~98,116 million, respectively, are restricted in use for financial arrangements, pledge and others.

(*2)

As of September 30, 2025 and December 31, 2024, ~~W~~185,688 million and ~~W~~182,862 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

7. Inventories

(a)	Inventories as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Finished goods	~~W~~	2,364,402	2,741,236
Merchandise		1,073,586	1,166,464
Semi-finished goods		2,530,097	2,659,707
Raw materials		3,356,036	3,764,453
Fuel and materials		1,124,899	1,038,854
Construction inventories		172,127	200,825
Materials-in-transit		2,407,684	2,889,334
Others		103,998	118,391

		13,132,829	14,579,264

Less: Allowance for inventories valuation(*1)		(327,606)	(435,764)

	~~W~~	12,805,223	14,143,500

(*1)	For each of the nine-month periods ended September 30, 2025 and 2024, allowance for inventories valuation decreased by ~~W~~102,147 million and ~~W~~62,047 million, respectively.

(b)	The allowances for inventories valuation by item as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Finished goods	~~W~~	120,628	187,902
Merchandise		10,267	14,288
Semi-finished goods		71,962	103,751
Raw materials		109,354	113,413
Fuel and materials		5,528	6,060
Construction inventories		5,915	6,420
Others		3,952	3,930

	~~W~~	327,606	435,764

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Asset
Cash and cash equivalents	~~W~~	9,154	—
Account receivables		21,396	—
Inventories		12,671	—
Equity securities(*1)		225,724	604,439
Property, plant and equipment		35,601	4,319
Intangible assets		2,676	—
Others		1,437	—

	~~W~~	308,659	608,758

Liability
Other receivables	~~W~~	(34,577)	—
Provisions		(252)	—

	~~W~~	(34,829)	—

(*1)

Some of the equity securities of Nippon Steel Corporation amounting to ~~W~~402,860 million, which have been classified as assets held for sale for the year ended December 31, 2024, were disposed of during the nine-month period ended September 30, 2025, and the carrying amount of the remaining equity securities is ~~W~~225,724 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025						December 31, 2024
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co., Ltd.(*1)	4,507,138	34.00	~~W~~	473,093	~~W~~	421,594	392,269
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		14,054	14,054
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		17,044	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	944,920	29.53		4,725		12,259	12,401
PCC Amberstone Private Equity Fund 1(*2)	3,666,151,104	8.80		3,666		3,712	6,181
Others(*1)						132,966	122,688

						601,629	562,427

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	50,082	25.04		102,298		273,336	279,349
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		397,429	426,276
AMCI (WA) PTY LTD	49	49.00		209,664		113,847	68,478
KOREA LNG LTD.	2,400	20.00		135,205		19,073	25,622
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		15,651	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		11,143	10,713
M RES NSW HCC II Pty Ltd(*3)	48,000,000	80.00		68,861		64,940	—
Others(*1)						229,937	241,841

						1,125,356	1,069,959

					~~W~~	1,726,985	1,632,386

(*1)

As of September 30, 2025 and December 31, 2024, investments in associates amounting to ~~W~~482,255 million and ~~W~~452,614 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of September 30, 2025, the entity is classified as an associate since the Group has significant influence over the investee although the Group’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(*3)

As of September 30, 2025, the entity is classified as an associate since the Group has significant influence over the investee although the Group’s percentage of ownership exceeds a majority, considering the structure of the entity’s Board of Directors and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025						December 31, 2024
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	144,557	153,839
SNNC	18,130,000	49.00		90,650		25,008	38,046
Others						19,145	10,042

						188,710	201,927

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,357,782	1,397,824
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		455,867	477,898
KOBRASCO	2,010,719,185	50.00		32,950		128,113	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		121,580	126,906
PT NICOLE METAL INDUSTRY	152,764,706	49.00		603,178		632,502	578,604
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		140,995	179,841
Others						21,148	23,587

						2,857,987	2,904,480

					~~W~~	3,046,697	3,106,407

(*1)	As of September 30, 2025 and December 31, 2024, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(c)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the nine-month period ended September 30, 2025

(in millions of Won)
Company	January 1, 2025 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	September 30, 2025 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	392,269	17,509	(2,795)	14,603	8	421,594
SNNC		38,046	—	—	(13,038)	—	25,008
Chun-cheon Energy Co., Ltd		14,054	—	—	(323)	323	14,054
Pocheon-Hwado Highway Corp.		14,834	—	—	2,210	—	17,044
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		12,401	—	—	(143)	1	12,259
PCC Amberstone Private Equity Fund 1		6,181	—	—	(364)	(2,105)	3,712
POSCO MC MATERIALS		153,839	—	(3,000)	(6,282)	—	144,557
Others		132,730	18,097	(1,248)	2,776	(244)	152,111

		764,354	35,606	(7,043)	(561)	(2,017)	790,339

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		279,349	—	(26,653)	44,436	(23,796)	273,336
9404-5515 Quebec Inc.		426,276	—	(21,180)	14,749	(22,416)	397,429
AMCI (WA) PTY LTD		68,478	—	—	49,677	(4,308)	113,847
KOREA LNG LTD.		25,622	—	(4,443)	4,574	(6,680)	19,073
PT. Wampu Electric Power		17,680	—	(1,708)	511	(832)	15,651
POS-SeAH Steel Wire(Nantong) Co., Ltd.		10,713	—	—	755	(325)	11,143
Roy Hill Holdings Pty Ltd		1,397,824	—	(164,092)	105,580	18,470	1,357,782
POSCO-NPS Niobium LLC		477,898	—	(32,031)	32,144	(22,144)	455,867
KOBRASCO		119,820	—	(18,197)	13,506	12,984	128,113
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		126,906	—	(11,440)	8,971	(2,857)	121,580
PT NICOLE METAL INDUSTRY		578,604	62,573	—	14,840	(23,515)	632,502
HBIS-POSCO Automotive Steel Co., Ltd		179,841	—	—	(35,291)	(3,555)	140,995
M RES NSW HCC II Pty Ltd		—	68,861	—	(2,195)	(1,726)	64,940
Others		265,428	751	(8,707)	(5,349)	(1,038)	251,085

		3,974,439	132,185	(288,451)	246,908	(81,738)	3,983,343

	~~W~~	4,738,793	167,791	(295,494)	246,347	(83,755)	4,773,682

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the nine-month period ended September 30, 2025.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	For the year ended December 31, 2024

(in millions of Won)
Company	January 1, 2024 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2024 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	323,521	25,680	(10,993)	54,140	(79)	392,269
SNNC		100,692	—	—	(61,898)	(748)	38,046
Chun-cheon Energy Co., Ltd		15,040	—	—	1,807	(2,793)	14,054
Pocheon-Hwado Highway Corp.		23,998	—	—	(9,164)	—	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		13,967	—	—	(384)	(1,182)	12,401
PCC Amberstone Private Equity Fund 1		8,904	175	(490)	(484)	(1,924)	6,181
POSCO MC MATERIALS		155,748	—	(1,800)	403	(512)	153,839
Others		150,985	12,362	(4,999)	(6,802)	(18,816)	132,730

		792,855	38,217	(18,282)	(22,382)	(26,054)	764,354

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(64,208)	45,923	10,352	279,349
AES Mong Duong Power Company Limited(*2)		230,699	—	(34,821)	(82,075)	(113,803)	—
9404-5515 Quebec Inc.		346,724	—	(17,764)	35,241	62,075	426,276
AMCI (WA) PTY LTD		60,225	—	—	(5,127)	13,380	68,478
NCR LLC		253,121	4,275	—	(266,425)	9,029	—
KOREA LNG LTD.		58,759	—	(17,829)	17,714	(33,022)	25,622
Nickel Mining Company SAS		87,967	—	—	(94,353)	6,386	—
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(117,143)	11,843	—
PT. Wampu Electric Power		15,632	—	(1,764)	1,238	2,574	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,642	—	—	573	1,498	10,713
Roy Hill Holdings Pty Ltd		1,400,009	—	(284,541)	203,130	79,226	1,397,824
POSCO-NPS Niobium LLC		419,192	—	(29,225)	29,336	58,595	477,898
KOBRASCO		99,768	—	(5,761)	37,914	(12,101)	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	(10,772)	14,207	12,470	126,906
DMSA/AMSA		16,572	—	—	(17,299)	727	—
PT NICOLE METAL INDUSTRY		284,351	247,824	—	(315)	46,744	578,604
HBIS-POSCO Automotive Steel Co., Ltd		208,765	—	—	(49,480)	20,556	179,841
Others		233,400	7,860	(26,222)	12,865	37,525	265,428

		4,227,409	259,959	(492,907)	(234,076)	214,054	3,974,439

	~~W~~	5,020,264	298,176	(511,189)	(256,458)	188,000	4,738,793

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the year ended December 31, 2024.

(*2)	For the year ended December 31, 2024, the Group determined to sell AES Mong Duong Power Company Limited and classified it as assets held for sale.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(d)	The summarized financial information on associates and joint ventures as of and for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 is as follows:

1)	As of and for the nine-month period ended September 30, 2025

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	5,272,989	4,425,359	847,630	513,676	45,199
SNNC		629,272	561,518	67,754	572,524	(27,764)
Chun-cheon Energy Co., Ltd		520,094	396,593	123,501	281,121	307
Pocheon-Hwado Highway Corp.		683,308	584,762	98,546	17,184	7,100
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,030	2,817	11,213	1,050	(483)
PCC Amberstone Private Equity Fund 1		43,757	1,561	42,196	1,397	(4,142)
POSCO MC MATERIALS		348,065	104,817	243,248	151,069	(9,687)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,454,148	362,538	1,091,610	347,150	177,469
9404-5515 Quebec Inc.		1,604,080	9	1,604,071	—	57,061
FQM Australia Holdings Pty Ltd		56,562	1,510,781	(1,454,219)	—	(61,793)
KOREA LNG LTD.		95,655	291	95,364	24,476	22,869
Nickel Mining Company SAS		503,701	304,421	199,280	135,799	(53,787)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		307,360	51,858	255,502	104,233	(23,972)
PT. Wampu Electric Power		182,429	107,223	75,206	13,306	2,554
POS-SeAH Steel Wire(Nantong) Co., Ltd.		100,784	58,800	41,984	114,195	2,901
Roy Hill Holdings Pty Ltd		10,705,670	2,647,567	8,058,103	5,243,024	1,167,733
POSCO-NPS Niobium LLC		911,530	—	911,530	—	57,767
KOBRASCO		271,831	16,210	255,621	40,462	27,012
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,004,515	545,060	459,455	1,066,995	35,885
DMSA/AMSA		826,471	1,696,559	(870,088)	569,544	(697,846)
HBIS-POSCO Automotive Steel Co., Ltd		965,173	665,159	300,014	396,883	(70,554)
PT NICOLE METAL INDUSTRY		1,071,554	200,703	870,851	491,610	30,407
M RES NSW HCC II Pty Ltd		81,412	3	81,409	—	(2,744)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	As of and for the year ended December 31, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	4,770,385	4,013,505	756,880	596,497	177,922
SNNC		656,049	560,530	95,519	690,103	(127,233)
Chun-cheon Energy Co., Ltd		540,333	417,139	123,194	430,679	5,089
Pocheon-Hwado Highway Corp.		690,646	599,199	91,447	21,920	(29,582)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		14,663	2,968	11,695	—	(1,302)
PCC Amberstone Private Equity Fund 1		72,722	2,455	70,267	7	(5,508)
POSCO MC MATERIALS		385,270	127,335	257,935	226,376	1,217
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,634,345	518,743	1,115,602	409,790	183,392
AES Mong Duong Power Company Limited		1,758,256	922,268	835,988	460,672	118,071
9404-5515 Quebec Inc.		1,704,653	—	1,704,653	—	136,320
FQM Australia Holdings Pty Ltd		61,735	1,521,991	(1,460,256)	102,869	(396,146)
KOREA LNG LTD.		128,215	102	128,113	90,578	88,572
Nickel Mining Company SAS		519,560	282,321	237,239	237,102	(27,170)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		325,284	39,058	286,226	82,254	(7,139)
PT. Wampu Electric Power		209,725	124,359	85,366	19,133	6,191
POS-SeAH Steel Wire(Nantong) Co., Ltd.		98,919	58,972	39,947	139,499	2,145
Roy Hill Holdings Pty Ltd		10,460,434	2,356,265	8,104,169	7,179,077	2,038,555
POSCO-NPS Niobium LLC		955,592	—	955,592	—	57,722
KOBRASCO		282,087	43,052	239,035	118,408	74,690
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,180,532	699,775	480,757	1,595,656	56,830
DMSA/AMSA		3,364,786	3,468,220	(103,434)	694,120	(571,215)
HBIS-POSCO Automotive Steel Co., Ltd		1,024,831	645,671	379,160	518,808	(90,757)
PT NICOLE METAL INDUSTRY		818,168	25,039	793,129	—	(644)

10. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of September 30, 2025 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

11. Investment Property

Changes in the carrying amounts of investment properties for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the nine-month period ended September 30, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	866,450	—	(510)	—	(14,306)	851,634
Buildings		942,851	1,878	—	(19,082)	(13,761)	911,886
Structures		1,755	—	—	(681)	322	1,396
Right of use assets		144,840	1,464	(254)	(4,166)	(3,010)	138,874

	~~W~~	1,955,896	3,342	(764)	(23,929)	(30,755)	1,903,790

(*1)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss	Others(*2)	Ending
Land	~~W~~	787,304	3,755	59,766	(47,137)	—	(215)	62,977	866,450
Buildings		655,786	1,782	355,155	(34,419)	(34,179)	(9,776)	8,502	942,851
Structures		1,873	—	—	—	(911)	—	793	1,755
Right of use assets		171,331	—	—	(107)	(6,547)	—	(19,837)	144,840

	~~W~~	1,616,294	5,537	414,921	(81,663)	(41,637)	(9,991)	52,435	1,955,896

(*1)

For the year ended December 31, 2024, RNR Logistics and others were included as subsidiaries, and the Group has included the effect of the increase in investment properties in the business combination.

(*2)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

12. Property, Plant and Equipment

(a)	Changes in the carrying amounts of property, plant and equipment for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the nine-month period ended September 30, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	3,335,875	2,677	(13,233)	—	(1,476)	49,496	3,373,339
Buildings		5,280,968	10,688	(27,333)	(293,224)	—	617,989	5,589,088
Structures		3,860,523	7,524	(101,533)	(245,493)	(2,530)	684,328	4,202,819
Machinery and equipment		18,311,678	49,970	(35,407)	(1,907,861)	(69,430)	1,870,577	18,219,527
Vehicles		89,975	5,568	(1,394)	(28,656)	—	13,368	78,861
Tools		134,501	11,507	(800)	(40,146)	(4)	5,982	111,040
Furniture and fixtures		200,033	17,754	(1,292)	(59,394)	—	56,568	213,669
Lease assets		970,634	596,290	(24,103)	(141,980)	—	(23,222)	1,377,619
Bearer plants		139,451	—	(78)	—	—	(17,751)	121,622
Construction-in-progress		7,523,190	3,909,255	(1,333)	—	(39,707)	(3,764,958)	7,626,447

	~~W~~39,846,828		4,611,233	(206,506)	(2,716,754)	(113,147)	(507,623)	40,914,031

(*1)

Presenting assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*2,3)	Others(*1)	Ending
Land	~~W~~	3,290,244	20,523	(6,061)	—	(6,620)	37,789	3,335,875
Buildings		4,427,632	14,002	(11,137)	(346,334)	(67,797)	1,264,602	5,280,968
Structures		3,081,524	11,663	(4,497)	(306,017)	(15,328)	1,093,178	3,860,523
Machinery and equipment		16,539,192	179,457	(47,511)	(2,484,915)	(385,367)	4,510,822	18,311,678
Vehicles		79,595	17,353	(1,487)	(39,263)	(56)	33,833	89,975
Tools		128,865	28,731	(673)	(54,966)	(1,573)	34,117	134,501
Furniture and fixtures		189,887	27,966	(2,380)	(70,561)	(3,260)	58,381	200,033
Lease assets		998,305	132,219	(18,706)	(177,475)	(1,994)	38,285	970,634
Bearer plants		137,331	—	(27)	(9,602)	—	11,749	139,451
Construction-in-progress		6,333,673	7,634,826	(3,482)	—	(128,119)	(6,313,708)	7,523,190

	~~W~~35,206,248		8,066,740	(95,961)	(3,489,133)	(610,114)	769,048	39,846,828

(*1)

Presenting assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

(*2)

The Group calculated the net fair value of individual assets, such as steelmaking plant no. 1 and blast furnace no. 4 in Pohang, whose operation was suspended due to operation plan changes, to estimate recoverable amount and recognized an impairment loss of ~~W~~227,239 million for property, plant and equipment for the year ended December 31, 2024.

(*3)

The Group identified a certain portion of the anode/cathode material assets that were in long-term idle status or expected to fall short of the anticipated economic performance for the year ended December 31, 2024. The Group calculated the net fair value of such individual assets to estimate the recoverable amount and recognized an impairment loss of ~~W~~307,911 million for assets whose recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)

Changes in the carrying amounts of right-of-use assets presented as investment properties and property, plant and equipment for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the nine-month period ended September 30, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	~~W~~	348,918	7,967	(10,768)	—	(28,471)	317,646
Buildings and structures		154,747	108,737	(43,880)	—	(19,429)	200,175
Machinery and equipment		346,642	19,925	(40,045)	—	8,649	335,171
Vehicles		45,071	11,491	(15,252)	—	(1,172)	40,138
Ships		196,070	264,508	(24,048)	—	—	436,530
Others		24,026	185,126	(12,152)	—	(10,167)	186,833

	~~W~~	1,115,474	597,754	(146,145)	—	(50,590)	1,516,493

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	~~W~~	363,789	1,542	(17,501)	(1,994)	3,082	348,918
Buildings and structures		151,366	58,116	(54,092)	—	(643)	154,747
Machinery and equipment		355,604	37,204	(47,797)	—	1,631	346,642
Vehicles		48,228	12,501	(20,291)	—	4,633	45,071
Ships		220,754	—	(24,684)	—	—	196,070
Others		29,895	22,856	(19,657)	—	(9,068)	24,026

	~~W~~	1,169,636	132,219	(184,022)	(1,994)	(365)	1,115,474

(c)	The amounts recognized in profit or loss related to leases for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2025		2024	2025	2024
Interest on lease liabilities	~~W~~	19,002	12,880	43,788	37,192
Expenses related to short-term leases		11,704	11,584	32,288	40,028
Expenses related to leases of low-value assets		6,047	6,502	13,903	19,373

	~~W~~	36,753	30,966	89,979	96,593

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

13. Goodwill and Other Intangible Assets

Changes in the carrying amounts of goodwill and other intangible assets for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the nine-month period ended September 30, 2025

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	357,851	—	39,413	—	—	—	(625)	396,639
Intellectual property rights		3,247,517	244,042	—	(4)	(215,288)	(25,680)	(1,760)	3,248,827
Membership(*1)		136,108	4,241	—	(2,940)	(160)	(511)	1,403	138,141
Development expense		95,041	10,661	—	—	(24,741)	—	12,903	93,864
Port facilities usage rights		167,996	—	—	—	(11,133)	—	—	156,863
Exploratation and evaluation assets		115,309	39,271	—	—	—	(16,256)	(1,147)	137,177
Development assets		86,711	—	—	—	(201)	—	(3,997)	82,513
Customer relationships		145,699	—	—	—	(33,359)	—	7,097	119,437
Other intangible assets		422,592	98,224	4,975	(47)	(41,933)	(1)	(12,818)	470,992

	~~W~~	4,774,824	396,439	44,388	(2,991)	(326,815)	(42,448)	1,056	4,844,453

(*1)	Estimated useful life of membership is indefinite.
(*2)

Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	403,172	—	282	—	—	(46,958)	1,355	357,851
Intellectual property rights		3,029,651	353,175	—	(240)	(272,730)	—	137,661	3,247,517
Membership(*1)		138,184	1,716	—	(4,179)	(180)	29	538	136,108
Development expense		126,818	15,913	—	(22)	(63,684)	(692)	16,708	95,041
Port facilities usage rights		182,411	—	—	—	(14,415)	—	—	167,996
Exploratation and evaluation assets		163,446	21,024	—	—	—	—	(69,161)	115,309
Development assets		10,235	543	—	—	(76)	—	76,009	86,711
Customer relationships		196,895	—	—	—	(44,478)	—	(6,718)	145,699
Other intangible assets		463,972	118,563	—	(102,012)	(58,126)	(252)	447	422,592

	~~W~~	4,714,784	510,934	282	(106,453)	(453,689)	(47,873)	156,839	4,774,824

(*1)	Estimated useful life of membership is indefinite.
(*2)

Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

14. Other Assets

Other assets as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Advance payments	~~W~~	637,374	509,922
Prepaid expenses		267,283	259,145
Firm commitment asset		1,829	2,489
Other current assets		14,449	15,387

	~~W~~	920,935	786,943

Non-current
Long-term advance payments	~~W~~	28,396	33,308
Long-term prepaid expenses		17,420	20,689
Others		49,008	79,688

	~~W~~	94,824	133,685

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	September 30, 2025		December 31, 2024
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2025~ September, 2025	October, 2025~ September, 2026	3.40~7.00	~~W~~	108,817	85,892
Short-term borrowings	HSBC and others	October, 2024~ September, 2025	October, 2025~ September, 2026	0.49~7.00		7,025,453	5,647,199

						7,134,270	5,733,091

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	December, 2006~ September, 2025	October, 2025~ September, 2026	1.00~6.13		1,230,195	1,323,002
Current portion of debentures	KB Securities co., Ltd. and others	March, 2021~ March, 2024	October, 2025~ September, 2026	1.72~5.63		3,583,413	4,024,084
Less: Current portion of discount on debentures issued						(2,804)	(3,483)
Current portion of exchangable bonds	Foreign currency exchangable bonds	September, 2021	September, 2026			43,426	39,053

						4,854,230	5,382,656

					~~W~~	11,988,500	11,115,747

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds

Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	425,631

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price

Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out of the total face value of exchangeable bonds of EUR 1,065,900,000 for the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends paid for the nine-month period ended September 30, 2025.

The Group has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Long-term borrowings, excluding current portion and others, as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	September 30, 2025		December 31, 2024
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ September, 2025	October, 2026~ March, 2040	1.00~8.50	~~W~~	6,339,568	4,868,703
Less: Present value discount						(49,652)	(51,173)
Bonds	KB Securities co., Ltd. and others	July, 2019~ September, 2025	October, 2026~ May, 2035	1.77~6.38		9,228,470	10,108,600
Less: Discount on debentures issued						(42,256)	(44,510)

					~~W~~	15,476,130	14,881,620

(c)	Assets pledged as collateral with regard to the borrowings as of September 30, 2025 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	3,696,653	4,425,743
Trade accounts and notes receivable	Korea Development Bank and others		148,876	148,876
Financial instruments	Korea Development Bank and others		10,146	10,146

		~~W~~	3,855,675	4,584,765

16. Other Payables

Other payables as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Accounts payable	~~W~~	1,383,220	1,652,957
Accrued expenses		1,060,340	1,275,068
Dividend payable		3,782	4,182
Lease liabilities		177,094	161,601
Withholdings		347,451	370,063

	~~W~~	2,971,887	3,463,871

Non-current
Accounts payable	~~W~~	5,364	6,096
Accrued expenses		17,160	11,979
Lease liabilities		1,149,443	744,500
Long-term withholdings		49,172	46,437

	~~W~~	1,221,139	809,012

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Derivative liabilities	~~W~~	7,969	108,786
Financial guarantee liabilities		7,575	4,972
Others		7,116	7,117

	~~W~~	22,660	120,875

Non-current
Derivative liabilities	~~W~~	11,190	2,236
Financial guarantee liabilities		10,964	8,944
Others		59,778	61,740

	~~W~~	81,932	72,920

18. Provisions

(a)	Provisions as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025			December 31, 2024
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	92,690	75,591	121,757	70,104
Provision for construction warranties		39,125	143,419	49,659	137,201
Provision for legal contingencies and claims(*1)		5,700	63,876	17,960	78,486
Provision for the restoration		2,959	213,322	10,041	197,810
Others(*2)		247,236	80,333	196,613	96,958

	~~W~~	387,710	576,541	396,030	580,559

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~52,122 million and ~~W~~80,220 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of September 30, 2025 and December 31, 2024, respectively.

(*2)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of September 30, 2025 and December 31, 2024, the Group recognized ~~W~~58,404 million and ~~W~~64,249 million respectively, as provision.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the nine-month period ended September 30, 2025

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	191,861	101,328	(107,748)	(16,011)	(1,149)	168,281
Provision for construction warranties		186,860	36,146	(37,317)	(1,958)	(1,187)	182,544
Provision for legal contingencies and claims		96,446	24,986	(13,306)	(36,794)	(1,756)	69,576
Provision for the restoration		207,851	17,694	(1,391)	(7,786)	(87)	216,281
Others		293,571	219,292	(3,974)	(55,674)	(125,646)	327,569

	~~W~~	976,589	399,446	(163,736)	(118,223)	(129,825)	964,251

(*1)	Including adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	184,391	224,339	(187,004)	(29,461)	(404)	191,861
Provision for construction warranties		196,758	53,244	(48,471)	(8,274)	(6,397)	186,860
Provision for legal contingencies and claims		73,062	54,929	(12,964)	(19,743)	1,162	96,446
Provision for the restoration		175,820	28,917	(8,311)	(6,485)	17,910	207,851
Others		257,722	255,624	(151,362)	(76,790)	8,377	293,571

	~~W~~	887,753	617,053	(408,112)	(140,753)	20,648	976,589

(*1)	Including transfer to liabilities held for sale, adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to defined contribution retirement plans for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	20,238	18,827	57,869	56,227

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Present value of funded obligations	~~W~~	2,560,953	2,589,246
Fair value of plan assets(*1)		(2,787,397)	(2,962,342)
Present value of non-funded obligations		14,724	7,092

Net defined benefit liabilities	~~W~~	(211,720)	(366,004)

(*1)

As of September 30, 2025 and December 31, 2024, the Group recognized net defined benefit assets amounting to ~~W~~286,490 million and ~~W~~409,147 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed consolidated statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2025		2024	2025	2024
Current service costs	~~W~~	66,859	66,208	203,801	199,556
Net interest costs		(4,669)	(5,590)	(12,560)	(16,175)

	~~W~~	62,190	60,618	191,241	183,381

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

20. Other Liabilities

Other liabilities as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Due to customers for contract work	~~W~~	544,002	491,495
Advances received		384,073	253,171
Unearned revenue		114,304	87,969
Withholdings		204,998	307,753
Firm commitment liability		2,246	10,384
Others(*1)		23,593	22,726

	~~W~~	1,273,216	1,173,498

Non-current
Unearned revenue	~~W~~	2,416	4,317
Others(*1)		94,465	94,942

	~~W~~	96,881	99,259

(*1)

As of September 30, 2025 and December 31, 2024, the Group recognized the assumed liability amounting to ~~W~~35,299 million and ~~W~~41,770 million, respectively, related to unfavorable terms of a customer contract compared to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amounts and fair values of financial assets and financial liabilities by levels in the fair value hierarchy as of September 30, 2025 and December 31, 2024 are as follows:

①	September 30, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	440,552	—	440,552	—	440,552
Short-term financial instruments		822,162	—	822,162	—	822,162
Equity securities		79,844	15,219	—	64,625	79,844
Debt securities		125,685	—	86,908	38,777	125,685
Other securities		744,878	—	—	744,878	744,878
Derivative hedging instruments(*2)		5,570	—	5,570	—	5,570
Fair value through other comprehensive income
Equity securities		1,417,934	825,477	47	592,410	1,417,934
Assets held for sale		225,724	225,724	—	—	225,724
Financial assets measured at amortized cost(*1)				—
Cash and cash equivalents		7,168,846	—	—	—	—
Trade accounts and notes receivable		9,950,985	—	—	—	—
Other receivables		3,291,101	—	—	—	—
Debt securities		927,370	—	—	—	—
Deposit instruments		6,964,748	—	—	—	—
Assets held for sale		30,551	—	—	—	—

	~~W~~	32,195,950	1,066,420	1,355,239	1,440,690	3,862,349

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	17,749	—	17,749	—	17,749
Borrowings		43,426	43,426	—	—	43,426
Derivative hedging instruments(*2)		1,410	—	1,410	—	1,410
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,240,244	—	—	—	—
Borrowings		27,421,204	—	27,667,643	—	27,667,643
Financial guarantee liabilities		18,539	—	—	—	—
Others		3,600,021	—	—	—	—
Other financial Liabilities		66,894	—	—	—	—

	~~W~~	36,409,487	43,426	27,686,802	—	27,730,228

(*1)	The fair values of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instruments in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instruments in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

②	December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	946,393	—	946,393	—	946,393
Short-term financial instruments		1,212,643	—	1,212,643	—	1,212,643
Equity securities		52,222	26,792	—	25,430	52,222
Debt securities		113,728	—	82,699	31,029	113,728
Other securities		762,177	—	—	762,177	762,177
Derivative hedging instruments(*2)		16,483	—	16,483	—	16,483
Fair value through other comprehensive income
Equity securities		1,119,322	703,181	—	416,141	1,119,322
Assets held for sale		604,439	604,439	—	—	604,439
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,767,898	—	—	—	—
Trade accounts and notes receivable		9,374,217	—	—	—	—
Other receivables		2,739,523	—	—	—	—
Debt securities		402,644	—	—	—	—
Deposit instruments		6,445,428	—	—	—	—

	~~W~~	30,557,117	1,334,412	2,258,218	1,234,777	4,827,407

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	105,187	—	105,187	—	105,187
Borrowings		39,053	39,053	—	—	39,053
Derivative hedging instruments(*2)		5,835	—	5,835	—	5,835
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		6,161,177	—	—	—	—
Borrowings		25,958,314	—	26,166,994	—	26,166,994
Financial guarantee liabilities		13,916	—	—	—	—
Others		3,895,526	—	—	—	—
Other financial Liabilities		68,857	—	—	—	—

	~~W~~	36,247,865	39,053	26,278,016	—	26,317,069

(*1)	The fair values of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instruments in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instruments in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	Finance income and costs by category of financial instrument for each of the nine-month periods ended September 30, 2025 and 2024 are as follows:

①	For the nine-month period ended September 30, 2025

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Loss on valuation	Gain (loss) on foreign currency	Gain (loss) on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	(5,204)	—	39,593	1,216	35,605	—
Derivative assets		—	(95,183)	—	137,134	—	41,951	—
Financial assets at fair value through other comprehensive income		—	—	—	—	31,687	31,687	198,190
Financial assets measured at amortized cost		366,722	—	(285,967)	(58,381)	(1,064)	21,310	—
Financial liabilities at fair value through profit or loss		—	(1,315)	3,057	—	—	1,742	—
Derivative liabilities		—	(15,471)	—	(306,774)	—	(322,245)	(146)
Financial liabilities measured at amortized cost		(791,825)	—	424,376	—	(29,486)	(396,935)	—

	~~W~~	(425,103)	(117,173)	141,466	(188,428)	2,353	(586,885)	198,044

②	For the nine-month period ended September 30, 2024

(in millions of Won)	Finance income and costs							Other comprehensive loss
	Interest income (expense)		Gain on valuation	Gain (loss )on foreign currency	Gain (loss ) on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	109,930	—	92,375	819	203,124	—
Derivative assets		—	165,915	—	238,056	—	403,971	—
Financial assets at fair value through other comprehensive income		—	—	—	—	71,811	71,811	(27,453)
Financial assets measured at amortized cost		446,113	—	293,084	(57,778)	(3,834)	677,585	—
Financial liabilities at fair value through profit or loss		—	236,931	(56,301)	(6,258)	—	174,372	—
Derivative liabilities		—	25,903	—	(210,968)	—	(185,065)	(443)
Financial liabilities measured at amortized cost		(787,113)	—	(421,586)	—	(22,701)	(1,231,400)	—

	~~W~~	(341,000)	538,679	(184,803)	55,427	46,095	114,398	(27,896)

(b)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

22. Share Capital and Capital Surplus

(a)	Details of share capital as of September 30, 2025 and December 31, 2024 are as follows:

(Share, in Won)	September 30, 2025		December 31, 2024
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		80,932,952	82,624,377
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)

As of September 30, 2025, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 8,670,448 and such ADRs are equivalent to 2,167,612 shares of common stock.

(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2025, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2025. As a result, as of September 30, 2025, the Company’s total number of issued shares has decreased.

(*3)

As of September 30, 2025, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~77,738 million due to retirement of 15,547,673 treasury stocks.

(b) Details of capital surplus as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		403,885	376,075

	~~W~~	1,676,704	1,648,894

23. Other components of equity

Details of other components of equity as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Capital adjustment arising from investments in equity-accounted investees	~~W~~	(4,382)	76,870
Changes in fair value of equity investments at fair value through other comprehensive income		215,434	20,066
Foreign currency translation differences		711,074	983,071
Losses on valuation of derivatives		(1,071)	(925)
Others		78,903	76,347

	~~W~~	999,958	1,155,429

24. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

(shares, in millions of Won)	September 30, 2025			December 31, 2024
	Number of shares	Amount		Number of shares	Amount
Beginning	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658
Acquisition of treasury shares	—		—	255,428		92,311
Retirement of teasury shares	(1,691,425)		(374,545)	(1,946,853)		(431,107)

Ending	5,312,173	~~W~~	1,176,317	7,003,598	~~W~~	1,550,862

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

25. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the nine-month periods ended September 30, 2025 and 2024 are as follows:

①	For the nine-month period ended September 30, 2025

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Rechargeable battery materials	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	27,436,343	16,202,144	—	1,855	1,709,678	—	45,350,020
Revenue from services		639,124	1,801,935	98,932	176,900	2,328	6,396	2,725,615
Revenue from construction contract		—	—	3,944,594	—	34,403	—	3,978,997
Others		109,752	3,727	8,808	33,437	12,191	30,858	198,773

	~~W~~	28,185,219	18,007,806	4,052,334	212,192	1,758,600	37,254	52,253,405

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	27,546,095	16,205,871	273,188	35,292	1,721,869	30,858	45,813,173
Revenue recognized over time		639,124	1,801,935	3,779,146	176,900	36,731	6,396	6,440,232

	~~W~~	28,185,219	18,007,806	4,052,334	212,192	1,758,600	37,254	52,253,405

②	For the nine-month period ended September 30, 2024

(in millions of Won)			Infrastructure			Rechargeable battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	28,642,479	15,009,876	—	5,988	2,297,474	—	45,955,817
Revenue from services		663,205	2,186,302	94,133	240,144	3,424	9,425	3,196,633
Revenue from construction contract		—	—	5,451,805	—	20,975	—	5,472,780
Others		131,090	4,588	40,696	33,180	—	48,215	257,769

	~~W~~	29,436,774	17,200,766	5,586,634	279,312	2,321,873	57,640	54,882,999

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	28,773,569	15,014,464	308,117	39,168	2,297,474	48,215	46,481,007
Revenue recognized over time		663,205	2,186,302	5,278,517	240,144	24,399	9,425	8,401,992

	~~W~~	29,436,774	17,200,766	5,586,634	279,312	2,321,873	57,640	54,882,999

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended September 30, 2025 and 2024 are as follows:

①	For the three-month period ended September 30, 2025

(in millions of Won)			Green Infrastructure			Rechargeable battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,246,116	5,339,767	—	—	640,008	—	15,225,891
Revenue from services		218,793	589,728	36,192	64,877	1,929	(222)	911,297
Revenue from construction contract		—	—	1,057,022	—	12,242	—	1,069,264
Others		25,059	1,304	3,302	10,440	12,191	2,293	54,589

	~~W~~	9,489,968	5,930,799	1,096,516	75,317	666,370	2,071	17,261,041

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,271,175	5,341,071	164,755	10,440	652,199	2,293	15,441,933
Revenue recognized over time		218,793	589,728	931,761	64,877	14,171	(222)	1,819,108

	~~W~~	9,489,968	5,930,799	1,096,516	75,317	666,370	2,071	17,261,041

②	For the three-month period ended September 30, 2024

(in millions of Won)			Green Infrastructure			Rechargeable battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,511,165	5,361,162	—	962	706,106	—	15,579,395
Revenue from services		230,462	597,703	36,070	74,161	908	4,635	943,939
Revenue from construction contract		—	—	1,692,966	—	7,367	—	1,700,333
Others		38,596	1,500	31,871	10,874	—	14,860	97,701

	~~W~~	9,780,223	5,960,365	1,760,907	85,997	714,381	19,495	18,321,368

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,549,761	5,362,662	118,190	11,836	706,106	14,860	15,763,415
Revenue recognized over time		230,462	597,703	1,642,717	74,161	8,275	4,635	2,557,953

	~~W~~	9,780,223	5,960,365	1,760,907	85,997	714,381	19,495	18,321,368

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Receivables
Trade accounts and notes receivable	~~W~~	9,950,985	9,374,218
Contract assets
Due from customers for contract work		1,510,935	1,475,180
Contract liabilities
Advance received		387,973	256,522
Due to customers for contract work		544,002	491,495
Unearned revenue		112,662	89,807

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

26. Contract under Input Method

(a)	Details of outstanding contracts as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025			December 31, 2024
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	20,077,080	282,353	27,830,242	262,814
Accumulated contract profit		1,501,312	57,502	1,903,582	43,690
Accumulated contract loss		(627,316)	(12,591)	(707,167)	(1,930)
Accumulated contract revenue		20,951,076	327,264	29,026,657	304,574

(b)	Details of due from customers for contract works and due to customers for contract works as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025			December 31, 2024
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,479,418	41,550	1,473,843	13,716
Due to customers for contract work		(540,068)	(3,934)	(479,546)	(11,949)

	~~W~~	939,350	37,616	994,297	1,767

(c)	Details of the provisions for construction loss as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Construction segment	~~W~~	84,816	52,492
Others		795	857

	~~W~~	85,611	53,349

(d)

For the nine-month period ended September 30, 2025, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total		Changes in estimated
	contract revenue		total contract costs	Net income (loss)	Future income	Total
Construction segment	~~W~~	1,174,999	1,115,898	(256,632)	315,733	59,101
Others		2,173	(23)	1,962	234	2,196

	~~W~~	1,177,172	1,115,875	(254,670)	315,967	61,297

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated considering the events that occurred for the period from the commencement date of the contract to September 30, 2025 and the estimated total contract revenue as of September 30, 2025. The estimated total contract costs and revenue are subject to change in future periods.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Based on recent purchasing price at market price
Labor cost	Based on average monthly and daily labor cost
Outsourcing cost	Based on historical cost over similar project and actual contractual rate

Management reviews estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

27. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Wages and salaries	~~W~~	304,411	297,320	892,312	873,799
Expenses related to post-employment benefits		22,482	24,759	68,631	71,209
Other employee benefits		71,358	77,473	227,088	226,982
Travel		14,125	11,890	40,384	34,320
Depreciation		41,319	43,174	130,901	127,215
Amortization		29,311	28,291	86,357	84,913
Communication		2,751	3,902	9,003	10,211
Electricity		4,721	3,723	13,000	10,679
Taxes and public dues		20,116	14,239	74,739	63,070
Rental		9,020	10,871	29,642	32,929
Repairs		2,902	4,608	8,197	12,526
Entertainment		3,057	3,106	9,266	9,851
Advertising		25,317	24,195	67,531	69,509
Research & development		46,999	52,253	141,164	156,263
Service fees		50,086	48,226	180,810	174,380
Vehicles maintenance		1,760	2,064	5,955	6,035
Industry association fee		2,194	2,217	9,471	8,603
Conference		5,369	5,497	17,280	15,893
Bad debt expenses		42,285	34,549	83,486	56,452
Others		18,344	25,579	46,986	56,744

	~~W~~	717,927	717,936	2,142,203	2,101,583

(b)	Selling expenses

Selling expenses for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Freight and custody expenses	~~W~~	9,704	7,281	20,672	21,183
Operating expenses for distribution center		83	765	457	1,384
Sales commissions		27,101	17,222	66,475	58,979
Sales advertising		377	1,351	779	1,790
Sales promotion		2,561	2,329	7,614	7,536
Sample		441	744	1,773	1,869
Sales insurance premium		7,776	8,300	26,401	23,983
Contract cost		6,896	4,373	44,450	26,447
Others		4,429	3,039	12,091	7,394

	~~W~~	59,368	45,404	180,712	150,565

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

28. Finance Income and Costs

Details of finance income and costs for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Finance income
Interest income	~~W~~	114,497	144,378	366,722	446,113
Dividend income		4,134	49,416	32,903	72,630
Gain on foreign currency transactions		306,200	332,979	939,755	965,803
Gain on foreign currency translations		(263,855)	321,449	660,419	786,405
Gain on derivatives transactions		57,874	117,868	211,577	261,701
Gain on valuations of derivatives		(8,316)	(262,408)	15,618	252,873
Gain on disposals of financial assets at fair value through profit of loss		11,666	33,886	42,983	108,613
Gain on valuations of financial assets at fair value through profit or loss		2,723	27,748	18,529	154,385
Gain on valuations of financial liabilities at fair value through profit or loss		—	2,713	—	236,931
Others		2,297	3,364	7,446	8,262

	~~W~~	227,220	771,393	2,295,952	3,293,716

Finance costs
Interest expenses	~~W~~	266,566	268,101	791,825	787,113
Loss on foreign currency transactions		273,528	375,354	982,274	929,150
Loss on foreign currency translations		(3,415)	(17,473)	476,434	1,007,861
Loss on derivatives transactions		141,980	92,673	381,217	234,613
Loss on valuation of derivatives		(369,695)	(2,558)	126,272	61,055
Loss on disposal of trade accounts and notes receivable		17,432	19,429	58,381	57,778
Loss on disposals of financial assets at fair value through profit or loss		54	741	3,390	16,238
Loss on valuations of financial assets at fair value through profit or loss		7,182	17,317	23,733	44,455
Loss on valuations of financial liabilities at fair value through profit or loss		312	—	1,315	—
Others		9,634	14,362	37,996	41,055

	~~W~~	343,578	767,946	2,882,837	3,179,318

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Other non-operating income
Recovery of other bad debt expenses	~~W~~	2,131	3,184	3,780	6,875
Gain on disposals of investment in subsidiaries, associates and joint ventures		4,205	2,494	29,178	9,590
Gain on disposals of property, plant and equipment		10,021	2,029	32,039	14,079
Gain on disposal of assets held for sale		1,524	705	53,672	705
Gain on valuation of firm commitment		6,760	10,586	25,415	41,909
Reversal of other provisions		—	5,803	7,427	8,043
Insurance benefit income		8,791	175	10,675	782
Gain on disposals of emission rights		4	(13,341)	8	2
Others		18,363	43,262	73,126	99,608

	~~W~~	51,799	54,897	235,320	181,593

Other non-operating expenses
Other bad debt expenses	~~W~~	6,996	8,861	20,486	20,460
Loss on disposals of investments in subsidiaries, associates and joint ventures		30,512	(55)	31,264	42,539
Loss on disposals of property, plant and equipment		29,112	19,951	82,146	56,291
Impairment loss on property, plant and equipment		(12)	116,278	113,147	179,400
Impairment loss on intangible assets		16,770	351	42,448	362
Loss on disposal of assets held for sale(*1)		5,624	18	6,277	34,830
Loss on valuation of firm commitment		465	9,222	20,785	28,366
Donations		33,060	6,353	64,910	41,424
Idle tangible asset expenses		1,311	(422)	3,797	1,919
Increase to provisions		3,909	6,646	8,552	13,839
Others		22,165	11,204	59,867	53,790

	~~W~~	149,912	178,407	453,679	473,220

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Raw material used, changes in inventories and others	~~W~~	11,139,744	11,559,948	30,593,613	32,047,240
Employee benefits expenses		1,310,035	1,223,901	3,782,542	3,640,771
Outsourced processing cost		1,998,278	2,463,406	6,324,245	7,785,600
Electricity and water expenses		350,904	277,401	1,028,808	860,611
Depreciation(*1)		922,491	941,483	2,740,683	2,629,545
Amortization		105,762	115,833	326,815	352,394
Freight and custody expenses		420,214	637,633	1,787,684	1,881,609
Sales commissions		27,101	17,222	66,475	58,979
Loss on disposal of property, plant and equipment		29,112	19,951	82,146	56,291
Impairment loss on property, plant and equipment		(12)	116,278	113,147	179,400
Impariment loss on intangible assets		16,770	351	42,448	362
Donations		33,060	6,353	64,910	41,424
Other expenses		418,728	376,848	3,939,188	3,743,804

	~~W~~	16,772,187	17,756,608	50,892,704	53,278,030

(*1)	Including depreciation of investment property.

31. Income Taxes

The effective tax rates of the Group for each of the nine-month periods ended September 30, 2025 and 2024 are 35.08% and 22.98%, respectively.

(a)	Application of the Consolidated Tax Payment System

In 2025, the Group has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, if economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

Domestic and foreign subsidiaries that are not included in the consolidated tax payment system calculate and pay corporate income tax based on each legal entity as a separate tax unit.

Deferred tax assets and deferred tax liabilities of entities included in the consolidated tax payment system are offset when the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same tax authority and there is an intention to settle them on a net basis.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Global minimum tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the controlling company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the nine-month period ended September 30, 2025 as it is subject to global minimum tax under the OECD’s Pillar Two Model Rules. The Group reviewed subsidiaries qualifying as taxpayers, including the controlling company and, as a result, did not recognize any income tax expense for the nine-month period ended September 30, 2025 as the impact of the global minimum tax on the consolidated financial statements as of September 30, 2025 would not be significant. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum tax and does not disclose information related to deferred income tax.

32. Earnings per Share

(a)	Basic earnings per share for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in Won, except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Profit attributable to controlling interest	~~W~~	420,845,012,935	452,654,013,695	883,005,591,639	1,523,302,524,204
Weighted-average number of common shares outstanding(*1)		75,620,779	75,699,376	75,620,779	75,816,833
Basic earnings per share	~~W~~	5,565	5,980	11,677	20,092

(shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2025	2024	2025	2024
Total number of common shares issued	80,932,952	83,297,040	81,490,565	84,143,400
Weighted-average number of treasury shares	(5,312,173)	(7,597,664)	(5,869,786)	(8,326,567)

Weighted-average number of common shares outstanding	75,620,779	75,699,376	75,620,779	75,816,833

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

The Group has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of September 30, 2025. The diluted earnings per share for the nine-month period ended September 30, 2025 is the same as the basic earnings per share due to the anti-dilutive effect.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Diluted earnings per share for the three-month and nine-month period ended September 30, 2024 are calculated as follows:

(in Won, except share information)	For the three-month period ended September 30, 2024		For the nine-month period ended September 30, 2024
Profit attributable to controlling interest	~~W~~	452,654,013,695	1,523,302,524,204
Loss on revaluation of exchangeable bonds considering exchange rates		(8,425,258,347)	(138,904,137,256)
Adjusted weighted-average number of common shares outstanding(*1)		78,013,947	78,757,791
Diluted earnings per share	~~W~~	5,694	17,578

(*1)	The weighted-average number of common shares outstanding used to calculate diluted earnings per share is as follows:

(shares)	For the three-month period ended September 30, 2024	For the nine-month period ended September 30, 2024
Weighted-average number of common shares outstanding	75,699,376	75,816,833
Weighted-average number of potential common shares	2,314,571	2,940,958

Adjusted weighted-average number of common shares	78,013,947	78,757,791

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

33. Related Party Transactions

(a)	Related parties of the Group as of September 30, 2025 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO,

PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd,

South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc.,

KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions between the Group and the related parties for each of the nine-month periods ended September 30, 2025 and 2024 are as follows:

1)	For the nine-month period ended September 30, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	46,194	—	—	—	54
SNNC		68,058	—	512	428,954	3,509
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		42,637	—	—	4	—
Gunggi Green Energy		7,103	—	—	—	938
POS-SEAHSTEEL WIRE (TIANJIN) CO., Ltd		8,759	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		39,878	—	—	258	—
South-East Asia Gas Pipeline Company Ltd.		—	26,653	—	—	—
POSCO MC MATERIALS		101,698	3,000	1,486	4,937	557
Samcheok Blue Power Co., Ltd.		202,841	2,795	352	—	684
POSCO(Guangdong) Automotive Steel Co., Ltd		149,410	—	—	186,803	—
HBIS-POSCO Automotive Steel Co., Ltd		20,819	—	—	29,313	—
Roy Hill Holdings Pty Ltd		—	164,092	—	1,102,161	—
Others		157,492	98,867	1,372	312,156	37,346

	~~W~~	844,889	295,407	3,722	2,064,586	43,088

(*1)	As of September 30, 2025, the Group provides payment guarantees to the related parties (see Note 34).

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	For the nine-month period ended September 30, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	163,004	—	1,427	—	136
SNNC		84,760	—	12	273,107	1,342
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		37,595	—	—	782	—
Gunggi Green Energy		24,803	—	—	—	5,238
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		10,106	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		38,199	—	—	241	—
South-East Asia Gas Pipeline Company Ltd.		—	41,843	—	—	—
POSCO MC MATERIALS		99,021	1,800	—	5,324	303
Samcheok Blue Power Co., Ltd.		234,445	8,208	687	—	—
Pocheon-Hwado Highway Corp.		56,516	—	—	—	1
POSCO(Guangdong) Automotive Steel Co., Ltd		209,708	—	—	237,225	—
HBIS-POSCO Automotive Steel Co., Ltd		32,117	—	—	16,714	—
Roy Hill Holdings Pty Ltd		249	253,262	9,680	1,362,711	—
Others		83,752	105,101	3,957	145,873	242,498

	~~W~~	1,074,275	410,214	15,763	2,041,977	249,518

(*1)	As of September 30, 2024, the Group provides payment guarantees to the related parties (see Note 34).

(c)	The balances of receivables and payables arising from significant transactions between the Group and the related parties as of September 30, 2025 and December 31, 2024 are as follows:

1)	September 30, 2025

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	32,267	—	1,651	33,918	—	3,827	3,827
Gunggi Green Energy		13,216	—	14,831	28,047	—	813	813
POSCO(Guangdong) Automotive Steel Co., Ltd		38,960	10,018	—	48,978	37,691	—	37,691
AMCI (WA) PTY LTD		—	141,482	—	141,482	—	—	—
HBIS-POSCO Automotive Steel Co., Ltd		4,277	—	—	4,277	4,394	524	4,918
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		3,549	—	—	3,549	—	—	—
Samcheok Blue Power Co., Ltd.		271,108	—	177	271,285	—	385	385
Nickel Mining Company SAS		—	74,003	3,126	77,129	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		14,103	—	—	14,103	145	—	145
POSCO MC MATERIALS		11,348	—	194	11,542	890	439	1,329
Pocheon-Hwado Highway Corp.		5,491	—	—	5,491	—	2	2
UITrans LRT Co., Ltd.		—	39,333	96	39,429	—	—	—
Roy Hill Holdings Pty Ltd		36,895	—	9,224	46,119	339,025	—	339,025
SNNC		11,289	—	53	11,342	10,655	437	11,092
FQM Australia Holdings Pty Ltd		—	283,321	—	283,321	—	—	—
Others		26,849	20,481	135,037	182,367	47,701	79,452	127,153

	~~W~~	469,352	568,638	164,389	1,202,379	440,501	86,237	526,738

(*1)	As of September 30, 2025, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~515,005 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	December 31, 2024

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	96,730	—	1,657	98,387	—	30,087	30,087
Gunggi Green Energy		5,846	—	10,706	16,552	—	567	567
POSCO (Guangdong) Automotive Steel Co., Ltd		46,547	6,162	—	52,709	48,866	—	48,866
AMCI (WA) PTY LTD		—	142,767	—	142,767	—	—	—
HBIS-POSCO Automotive Steel Co., Ltd		13,924	—	—	13,924	5,483	1,922	7,405
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		5,970	—	—	5,970	—	—	—
Samcheok Blue Power Co., Ltd.		189,173	—	148	189,321	—	77,187	77,187
Nickel Mining Company SAS		—	68,793	122	68,915	—	358	358
POS-SeAH Steel Wire (Nantong) Co., Ltd.		19,628	—	—	19,628	—	—	—
POSCO MC MATERIALS		14,544	—	168	14,712	1,314	357	1,671
Pocheon-Hwado Highway Corp.		10,985	—	—	10,985	—	—	—
UITrans LRT Co., Ltd.		13,592	51,051	9,187	73,830	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	8,836	33,859	356,234	25	356,259
SNNC		12,861	—	70	12,931	10,322	1,298	11,620
FQM Australia Holdings Pty Ltd		—	292,764	—	292,764	—	—	—
Others		27,728	19,730	138,239	185,697	10,168	10,129	20,297

	~~W~~	482,551	581,267	169,133	1,232,951	432,387	121,930	554,317

(*1)	As of December 31, 2024, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~506,673 million.

(d)	Major financial transactions between the Group and the related parties for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the nine-month period ended September 30, 2025

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	51,051	—	(11,718)	—	39,333
PT. Tanggamus Electric Power		3,854	—	(2,454)	1,712	3,112
Nickel Mining Company SAS		68,793	—	—	5,210	74,003
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		1,470	—	(1,413)	(57)	—
Hyo-chun Co., Ltd.		2,382	—	—	413	2,795
AMCI (WA) PTY LTD		142,767	68	(2,662)	1,309	141,482
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		5,636	—	(1,369)	(134)	4,133
FQM Australia Holdings Pty Ltd		292,764	—	—	(9,443)	283,321
POHANG E&E Co., LTD		3,228	1,344	—	—	4,572
POSCO (Guangdong) Automotive Steel Co., Ltd.		6,162	47,751	(43,785)	(110)	10,018
Gale International Korea, LLC		100	234	—	—	334
P&O Chemical Co., Ltd.		3,060	—	—	(3,060)	—
CAML		—	5,433	—	102	5,535

	~~W~~	581,267	54,830	(63,401)	(4,058)	568,638

(*1)	Including adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	46,335	4,718	—	(2)	51,051
PT. Tanggamus Electric Power		4,826	—	(1,288)	316	3,854
Nickel Mining Company SAS		64,197	—	—	4,596	68,793
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	(1,379)	270	1,470
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		112,177	6,499	—	24,091	142,767
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		5,158	—	—	478	5,636
FQM Australia Holdings Pty Ltd		256,938	3,126	—	32,700	292,764
POHANG E&E Co., LTD		1,646	1,582	—	—	3,228
POSCO (Guangdong) Automotive Steel Co., Ltd.		14,332	59,402	(68,294)	722	6,162
Gale International Korea, LLC		—	100	—	—	100
P&O Chemical Co., Ltd.		—	3,060	—	—	3,060

	~~W~~	510,570	78,487	(70,961)	63,171	581,267

(*1)	Including adjusted foreign currency translation differences and others.

(e)

For each of the nine-month periods ended September 30, 2025 and 2024, there were additional investments in associates and joint ventures and others amounting to ~~W~~167,792 million and ~~W~~166,147 million, respectively.

(f)	For each of the nine-month periods ended September 30, 2025 and 2024, details of compensation to key management officers are as follows:

(in millions of Won)	September 30, 2025		September 30, 2024
Short-term benefits	~~W~~	127,598	123,032
Long-term benefits		4,131	7,754
Retirement benefits		16,692	19,865

	~~W~~	148,421	150,651

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the consolidated financial statements for the period in which the change occurred.

Management of the Group makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the support of internal and/or external specialists.

Management of the Group regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Details of guarantees

1)	Contingent liabilities from outstanding guarantees provided by the Group as of September 30, 2025 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	ING Bank and others	USD	200,000,000	280,440	25,000,000	35,055
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,514,236	1,012,383,833	1,419,565
POSCO	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	122,850,000	172,260	122,850,000	172,260
POSCO INTERNATIONAL Corporation	PT. Bio Inti Agrindo	KEB Hana Indonesia and others	IDR	631,200,000,000	53,084	631,200,000,000	53,084
	POSCO ASSAN TST STEEL INDUSTRY	Woori Bank Hong Kong and others	USD	13,650,000	19,140	13,650,000	19,140
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	70,110	10,555,200	14,801
	POSCO INTERNATIONAL JAPAN Corp.					—	—
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL ITALIA S.R.L.					—	—
	POSCO INTERNATIONAL MEXICOS.A. de C.V.					—	—
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					1,000,000	1,402
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.					—	—
	POSCO INTERNATIONAL POLAND E-MOBILITY Sp.z.o.o					—	—
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	5,000,000	7,011	5,000,000	7,011
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	144,291	35,350,000	49,568
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.	Export-Import Bank of Korea and others	USD	52,054,800	72,991	51,379,000	72,044
	POSCO INTERNATIONAL POLAND E-MOBILITY SP. Z O.O.	BNP Paribas Polska S.A.	EUR	23,678,000	38,938	12,000,000	19,734
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,052	750,000	1,052
	AGPA PTE. LTD.	SMBC Singapore	USD	20,880,000	29,278	20,880,000	29,278
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	CNY	121,678,106	23,949	101,398,422	19,957
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	301,866	232,265,400	234,052
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	ING Bank	EUR	46,000,000	75,647	46,000,000	75,647
	PT. Nicole Metal Industry	STANDARD CHARTERED	USD	39,200,000	54,966	35,824,311	50,233
POSCO	POSUK Titanium LLP	Shinhan Bank	USD	12,750,000	17,878	12,750,000	17,878
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	9,325	4,200,000	5,889
POSCO Eco & Challenge Co., Ltd.	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	117,980	117,980
[Others]
POSCO Eco & Challenge Co., Ltd.	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	380,652	380,652	174,539	174,539
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,744,862	17,290	18,744,862	17,290
POSCO COATED STEEL (THAILAND) CO., LTD.	AMATA NATURAL GAS DISTRIBUTION COMPANY LIMITED and others	SC Bank	THB	54,614,000	2,377	54,614,000	2,377
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	10,000	14	10,000	14
POSCO Maharashtra Steel Private Limited	Gail India and others	Deutsche Bank and others	INR	928,835,426	14,685	928,835,426	14,685

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	Details of credit enhancements by type of the Group’s PF business as of September 30, 2025 are as follows:

①	Maintenance projects and others

a.	The information about the maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follows:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~	44,590	37,158	37,158	37,158	—	—	—	—	—

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		494,000	314,100	314,100	—	—	72,900	241,200	—	—

[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		1,040,316	484,246	484,246	—	—	58,000	140,097	53,200	232,949
	Other projects	Civic Center PFV	Main PF	Debt assumption		45,000	45,000	45,000	—	—	—	—	—	45,000
	Other projects	LandmarkSewoon	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	—	50,000
	Other projects	DAON INP Co., Ltd.	Main PF	Joint guarantee		36,000	18,800	18,800	—	18,800	—	—	—	—
	Other projects	Jeonju Eco-city	Main PF	Debt assumption		53,300	22,800	22,800	—	—	22,800	—	—	—
	Other projects	Apcity HNG	Main PF	Debt assumption		10,000	10,000	10,000	—	10,000	—	—	—	—
	Other projects	ISLAND ONE CO., LTD.	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	50,000	—
POSCO DX	Other projects	Jeonnong school keeper co. and others(*2)	Main PF	Supplemental funding agreement		123,309	38,595	38,595	—	—	—	—	1,672	36,923

						1,407,925	719,441	719,441	—	28,800	80,800	140,097	104,872	364,872

					~~W~~	1,946,515	1,070,699	1,070,699	37,158	28,800	153,700	381,297	104,872	364,872

(*1)

The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of constructions of office buildings, retail shops, warehouses, and educational facilities.

(*2)

The obligation to supplement funding has been included in the Group’s proportionate interests. The execution amount of the supplement funding obligation may vary depending on the fulfillment of such obligations by other construction investors or operational investors (Including other interests: guarantee limit of ~~W~~1,122,320 million, outstanding loan balance of ~~W~~354,887 million).

b.	Details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant as of September 30, 2025 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	20	~~W~~	9,317,237	3,679,641	2,057,583
	Between the Group	20		6,863,586	2,646,897	1,345,859
Other projects	All	1		2,197,729	5,350,000	1,335,900
	Between the Group	1		2,197,729	5,350,000	1,335,900

	All	21		11,514,966	9,029,641	3,393,483
	Between the Group	21	~~W~~	9,061,315	7,996,897	2,681,759

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~28,305 million for maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

c.	Details of contingent liability for damages in the event of non-compliance with construction completion covenant as of September 30, 2025 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	1	~~W~~	316,398	76,000	31,253
	Between the Group	1		316,398	76,000	31,253
Other projects	All	34		10,963,081	11,556,700	7,788,988
	Between the Group	34		10,334,984	11,167,354	7,481,389

	All	35		11,279,479	11,632,700	7,820,241
	Between the Group	35	~~W~~	10,651,382	11,243,354	7,512,642

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~173,800 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1	~~W~~	24,923	22,265
POSCO Eco & Challenge Co., Ltd.	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1		319,515	285,439
	POHANG E&E Co., LTD(*2)	Providing funds and supplemental funding agreement	2		71,930	40,444
	Pureun Tongyeong Enviro Co., Ltd.(*2)	Providing funds	1		25,630	10,088
	Pure Gimpo.Co.,Ltd(*2)	Providing funds	1		51,565	21,699
	Clean Iksan Co.,Ltd(*2)	Providing funds	1		44,054	20,644

			7		537,617	400,579

[Others]
POSCO DX	Western Inland highway CO.,LTD.	Providing funds	1		47,348	32,668
	Busan Sanseong Tunnel	Refinancing	1		7,621	7,621
POSCO Eco & Challenge Co., Ltd.	Western Seoul highway CO.,LTD. and others	Supplemental funding agreement	11		63,683	28,201
	Western Inland highway CO.,LTD. and others	Providing funds	42		2,778,848	1,566,941
	Pohang Youngil Bay New Port	Debt assumption	1		2,250	1,440
	Busan Sanseong Tunnel	Refinancing	1		35,296	26,750

			57		2,935,046	1,663,621

			64	~~W~~	3,472,663	2,064,200

(*1)	The Group provides a funding commitment of ~~W~~307,704 million (including other shares: ~~W~~556,628 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~90,047 million (including other shares: ~~W~~ 166,323 million) equivalent to the Group’s share of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

3)	Other guarantees

①

As of September 30, 2025, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by purchasing insurance policies from guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~	10,946	10,946	Credit Agricole and others
POSCO GYR Tech	POSCO and others	Defect liability warranty		194	194	CI Guarantee

				11,140	11,140

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT. Tanggamus Electric Power	Letter of credit		2,812	2,812	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,524	2,524	Hana Bank

				5,336	5,336

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd and others	Guarantee on performance for construction and others		9,276,362	7,968,734	Construction Guarantee Cooperative
POSCO WIDE Co., Ltd	Human Eco-Land Co., Ltd.	Guarantee on performance and others		3,050	3,050	Seoul Guarantee Insurance
POSCO GYR Tech	KEPCO Plant Service & Engineering Co., Ltd. and others	Defect liability warranty		19	19	CI Guarantee

				9,279,431	7,971,803

			~~W~~	9,295,907	7,988,279

②	As of September 30, 2025, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	4,926,034	4,926,034
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		913,756	619,836
Seoul Guarantee Insurance	Construction performance guarantee and others		554,469	554,469
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		4,773,240	4,767,553
Woori Bank and others	Foreign currency guarantee		1,914,475	861,968
Korea software financial cooperative	Guarantee on performance for contracts		121,202	121,202
Seoul Guarantee Insurance	Guarantee on performance and others		107,819	107,819
CI Guarantee	Defect liability warranty		213	213

		~~W~~	13,311,208	11,959,094

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(c)	Other commitments

Details of other commitments of the Group as of September 30, 2025 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of September 30, 2025, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2025, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 86,611 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2025.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2025, 51 million tons of iron ore and 15 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase contract period and volume are 550,000 tons per year for 20 years from August 2005, and 120,000 tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of September 30, 2025, there are 32 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Natural Gas Spot Price (Henry Hub). POSCO has option of additionally extending the purchase contract by five years.

POSCO INTERNATIONAL Corporation	The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in December 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd.	As of September 30, 2025, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment.

POSCO FUTURE M CO., LTD	In accordance with the GP Shareholders Agreement with GM Battery Raw Materials Corporation (“GM”), the Company has an obligation to make additional capital contributions to ULTIUM CAM LIMITED PARTNERSHIP. As of September 30, 2025, the remaining amount of USD 576,692 thousand is scheduled to be contributed additionally by 2026 through capital call.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(d)	Litigation in progress

The Group is involved in 448 lawsuits aggregating to ~~W~~ 1,254.3 billion as defendant as of September 30, 2025, which arise from the ordinary course of business such as claim for confirmation of employee status. The Group has recognized provisions amounting to ~~W~~ 52.1 billion for 60 lawsuits based on its reliable estimate of outflow of resources.

(e)	Other major contingencies for the Group as of September 30, 2025 are as follows:

Company	Description

POSCO HOLDINGS INC.

POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of September 30, 2025, POSCO INTERNATIONAL Corporation has provided 19 blank promissory notes and 15 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of September 30, 2025, POSCO Eco & Challenge Co., Ltd. has provided 38 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of September 30, 2025, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	September 30, 2025		September 30, 2024
Trade accounts and notes receivable	~~W~~	(1,357,268)	57,694
Other receivables		(63,759)	(216,705)
Inventories		1,223,573	312,139
Other current assets		(210,942)	(26,464)
Other non-current assets		60,286	(21,825)
Trade accounts and notes payable		(823,357)	(245,564)
Other payables		(153,394)	(116,490)
Other current liabilities		121,815	37,423
Provisions		(78,419)	(186,254)
Usufruct		—	101,557
Payments of severance benefits		(272,129)	(309,176)
Plan assets		258,776	194,123
Other non-current liabilities		(13,056)	(31,304)

	~~W~~	(1,307,874)	(450,846)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

36. Operating Segments

(a)

The Group’s operating businesses are organized based on the nature of markets and customers. Operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making. Meanwhile, the Group has restated the information of the reporting segments from the previous quarter in accordance with the changes in the operating segments.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with KIFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile, the Group has classified the business segment, and the subsidiaries in each segments are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Rechargeable battery Materials		EV battery materials such as lithium, nickel, negative/cathode materials

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by KIFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

(b)	The information about reportable segments for each of the nine-month periods ended September 30, 2025 and 2024 is as follows:

1)	For the nine-month period ended September 30, 2025

			Infrastructure			Rechargeable battery materials
(In millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	28,185,219	18,007,807	4,052,334	212,192	1,758,600	37,253	52,253,405
Internal revenues		16,692,407	13,720,109	1,271,332	2,425,274	935,407	1,266,585	36,311,114
Inter segment revenues		10,399,005	6,204,996	1,215,184	2,402,558	797,576	1,251,229	22,270,548
Total revenues		44,877,626	31,727,916	5,323,666	2,637,466	2,694,007	1,303,838	88,564,519
Segment profits (loss)		1,037,666	449,262	(318,849)	57,284	(413,919)	965,888	1,777,332

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	For the nine-month period ended September 30, 2024

			Infrastructure			Rechargeable battery materials
(in millions of Won)	Steel		Construction	Trading	Logistics and others		Others	Total
External revenues	~~W~~	29,436,774	17,200,766	5,586,634	279,312	2,321,868	57,645	54,882,999
Internal revenues		17,125,375	15,402,898	1,889,536	2,763,952	746,939	1,485,193	39,413,893
Inter segment revenues		11,161,623	7,119,429	1,801,395	2,752,776	721,458	1,467,893	25,024,574
Total revenues		46,562,149	32,603,664	7,476,170	3,043,264	3,068,807	1,542,838	94,296,892
Segment profits		697,542	659,154	62,528	97,423	(65,415)	1,442,488	2,893,720

(c)

Reconciliations of the total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items for each of the nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	September 30, 2025		September 30, 2024
Total profit for the period	~~W~~	1,777,332	2,893,720
Fair value adjustments		(47,418)	(30,389)
Elimination of intra-group transactions		(914,920)	(1,212,476)
Income tax expense		440,488	492,511

Profit before income tax expense	~~W~~	1,255,482	2,143,366

37. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on November 11, 2025, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (Total dividends: ~~W~~ 189.1 billion).
(b)

Pursuant to the resolution of the Board of Directors on November 11, 2025, the Company decided to acquire a 30% stake in a newly established company by Mineral Resources Ltd., located in Australia, to strengthen cost competitiveness in the lithium business through investment in high-quality resources. The investment amount is USD 765 million.

(c)

POSCO Future M Co., Ltd., a subsidiary, entered into a debt guarantee agreement on October 1, 2025, for the borrowings of its subsidiary Ultium CAM LP. The debt and guarantee amount is USD 100,000,000, and the guarantee period lasts until the maturity date of the relevant borrowings, which is September 29, 2028.

38. Uncertainty in Estimates Due to Imposition of Tariffs by the United States

In June 2025, the U.S. government announced an executive order imposing a 50% tariff on all steel and aluminum products, effective from June 4, 2025. This tariff imposition introduces uncertainty in the estimation of financial statements.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the nine-month periods ended September 30, 2025 and 2024 with the independent auditor’s review report

Report on review of interim condensed separate financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the interim condensed separate statement of financial position as of September 30, 2025 and the related interim condensed separate statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2025 and 2024, interim condensed separate statements of changes in equity and interim condensed separate statements of cash flows for each of the nine-month periods ended September 30, 2025 and 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed separate financial statements

Management is responsible for the preparation and presentation of these interim condensed separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the separate statement of financial position of the Company as of December 31, 2024, and the related separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 12, 2025 expressed an unqualified opinion thereon. The accompanying separate statement of financial position of the Company as of December 31, 2024, presented for comparative purposes, is not different from the above audited separate statement of financial position.

November 14, 2025

This review report is effective as of November 14, 2025, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed separate financial statements and may result in modification to this review report.

2

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the nine-month periods ended September 30, 2025 and 2024

“The accompanying interim condensed separate financial statements, including all footnotes and disclosures,

have been prepared by, and are the responsibility of, the Company.”

Ju tae Lee

Representative Director & President

POSCO HOLDINGS INC.

3

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position

as of September 30, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	September 30, 2025 (unaudited)		December 31, 2024
Assets
Cash and cash equivalents	19,32	~~W~~	514,070	409,387
Trade accounts and notes receivable, net	4,19,30,32		146,205	178,822
Other receivables, net	5,19,30,32		285,676	21,388
Other short-term financial assets	6,19,32		3,365,200	2,686,420
Assets held for sale	7		225,724	467,796
Current income tax assets	28		—	27,940
Other current assets	12		2,294	1,716

Total current assets			4,539,169	3,793,469

Other receivables, net	5,19,30		21,176	14,894
Other long-term financial assets	6,19		466,502	421,822
Investments in subsidiaries, associates and joint ventures	8		46,405,479	45,631,965
Investment property, net	9		321,402	328,372
Property, plant and equipment, net	10		568,628	415,993
Intangible assets, net	11		24,690	21,461
Other non-current assets	12		1,062	5,821

Total non-current assets			47,808,939	46,840,328

Total assets		~~W~~	52,348,108	50,633,797

(continued)

4

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position, continued

as of September 30, 2025 (Unaudited) and December 31, 2024

(in millions of Won)	Notes	September 30, 2025 (unaudited)		December 31, 2024
Liabilities
Short-term borrowings and current portion of long-term borrowings	13,19	~~W~~	43,426	39,053
Other current payables	14,30		77,014	50,356
Other short-term financial liabilities	15,19		21,510	18,302
Provisions	16		43,528	46,268
Current income tax liabilities	28		226,668	—
Other current liabilities	18		6,672	8,852

Total current liabilities			418,818	162,831

Long-term borrowings, excluding current portion	13		972,256	1,500
Other non-current payables	14,19,30		34,762	30,783
Defined benefit liabilities, net	17		5,940	1,296
Deferred tax liabilities	28		2,304,063	2,246,030
Long-term provisions	16		3,383	—
Other non-current liabilities	18		1,626	2,327

Total non-current liabilities			3,322,030	2,281,936

Total liabilities			3,740,848	2,444,767

Equity
Share capital	20		482,403	482,403
Capital surplus	20		1,367,990	1,367,990
Accumulated other comprehensive income (loss)	21		(48,374)	(62,645)
Treasury shares	22		(1,176,317)	(1,550,862)
Retained earnings			47,981,558	47,952,144

Total equity			48,607,260	48,189,030

Total liabilities and equity		~~W~~	52,348,108	50,633,797

The accompanying notes are an integral part of the interim condensed separate financial statements.

5

POSCO HOLDINGS INC.

Interim condensed separate statements of comprehensive income for each of the three-month and nine-month periods

ended September 30, 2025 and 2024 (Unaudited)

(in millions of Won, except per share informations)		For the three-month period ended September 30 (Unaudited)			For the nine-month period ended September 30 (Unaudited)
	Notes	2025		2024	2025	2024
Operating revenue	23,30	~~W~~	412,803	402,268	1,232,268	1,460,868
Operating expenses	24		(104,106)	(92,447)	(306,750)	(281,956)

Operating profit			308,697	309,821	925,518	1,178,912

Finance income and costs	19,25
Finance income			15,538	56,357	143,117	399,638
Finance costs			20,425	(17,648)	(64,309)	(80,106)
Other non-operating income and expenses	26
Other non-operating income			251	676	2,199	2,243
Other non-operating expenses			(10,511)	(699)	(24,906)	(5,970)

Profit before income tax			334,400	348,507	981,619	1,494,717
Income tax benefit (expense)	28		543	(13,513)	(11,773)	(26,145)

Profit			334,943	334,994	969,846	1,468,572

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	17		(10)	(11)	(87)	(243)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,21		65,352	30,727	15,628	(35,849)

Total comprehensive income		~~W~~	400,285	365,710	985,387	1,432,480

Earnings per share (in Won)	29
Basic earnings per share (in Won)			4,429	4,425	12,825	19,370
Diluted earnings per share (in Won)		~~W~~	4,429	4,186	12,825	16,883

The accompanying notes are an integral part of the interim condensed separate financial statements.

6

POSCO HOLDINGS INC.

Interim condensed separate statements of changes in equity

for each of the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

(in millions of Won)	Share capital		Capital surplus	Accumulated Other Comprehensive Income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit for the period		—	—	—	—	1,468,572	1,468,572
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(243)	(243)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(54,004)	—	18,156	(35,848)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)
Interim dividends		—	—	—	—	(379,381)	(379,381)
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—
Share-based payment		—	(2,567)	—	—	—	(2,567)

Balance as of September 30, 2024 (Unaudited)	~~W~~	482,403	1,367,990	(23,326)	(1,550,862)	47,992,191	48,268,396

Balance as of January 1, 2025	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030
Comprehensive income:
Profit for the period		—	—	—	—	969,846	969,846
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(87)	(87)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	14,271	—	1,357	15,628
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)
Interim dividends		—	—	—	—	(378,104)	(378,104)
Retirement of treasury shares		—	—	—	374,546	(374,546)	—

Balance as of September 30, 2025 (Unaudited)	~~W~~	482,403	1,367,990	(48,374)	(1,176,316)	47,981,558	48,607,261

The accompanying notes are an integral part of the interim condensed separate financial statements.

7

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows

for each of the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

(in millions of Won)	For the nine-month period ended
	September 30, 2025 (unaudited)		September 30, 2024 (unaudited)
Cash flows from operating activities
Profit for the period	~~W~~	969,846	1,468,572
Adjustments for :
Expenses related to post-employment benefit		7,136	5,020
Depreciation		12,767	10,219
Amortization		1,693	1,280
Impairment loss (reversal) on other receivables		(33)	106
Finance income		(126,955)	(394,481)
Dividend income		(1,096,388)	(1,320,175)
Finance costs		36,732	72,299
Loss on disposal of property, plant and equipment		768	—
Gain on disposal of intangible assets		—	(141)
Loss on disposal of intangible assets		18	253
Impairment loss on investments in subsidiaries, associates and joint ventures		6,244	—
Loss on disposal of assets held for sale		5,531	—
Increase to provisions		331	180
Income tax expense		11,773	26,146
Others		—	(2)
Changes in operating assets and liabilities		34,236	23,542
Interest received		46,392	63,853
Dividends received		1,095,297	1,369,071
Income taxes refund		55,957	52,441

Net cash provided by operating activities	~~W~~	1,061,345	1,378,183

(continued)

8

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows, continued

for each of the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

(in millions of Won)	For the nine-month period ended
	September 30, 2025 (unaudited)		September 30, 2024 (unaudited)
Cash flows from investing activities
Decrease in deposit instruments	~~W~~	2,400,000	3,050,000
Proceeds from disposal of short-term financial instruments		857,856	3,219,599
Proceeds from disposal of equity securities		—	194,230
Proceeds from disposal of other securities		5,454	5,663
Proceeds from disposal of investments in subsidiaries, associates and joint ventures		57,980	13,353
Proceeds from disposal of intangible assets		—	1,677
Proceeds from disposal of assets held for sale		233,237	—
Decrease in short-term lease security deposits		17	491
Increase in deposits		(3,150,000)	(2,550,000)
Acquisition of short-term financial instruments		(544,426)	(2,243,699)
Acquisition of short-term debt securities		(230,000)	—
Increase in long-term loans		—	(106)
Acquisition of other securities		(13,406)	(15,932)
Acquisition of investments in subsidiaries, associates and joint ventures		(837,847)	(620,852)
Acquisition of investment properties		—	(1,200)
Acquisition of property, plant and equipment		(153,085)	(122,640)
Acquisition of intangible assets		(4,734)	(2,522)
Increase in long-term lease security deposits		(614)	(535)

Net cash provided by (used in) investing activities	~~W~~	(1,379,568)	927,527

Cash flows from financing activities
Increase in long-term financial liabilities		3,278	3,148
Proceeds from bonds		987,117	—
Payment of cash dividends		(567,484)	(569,458)
Repayment of current portion of bonds		—	(1,542,400)
Acqusition of treasury shares		—	(92,312)

Net cash provided by (used in) financing activities	~~W~~	422,911	(2,201,022)

Effect of exchange rate fluctuation on cash held		(5)	116
Net increase in cash and cash equivalents		104,683	104,804
Cash and cash equivalents at beginning of the period		409,387	376,914

Cash and cash equivalents at end of the period	~~W~~	514,070	481,718

The accompanying notes are an integral part of the interim condensed separate financial statements.

9

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements

September 30, 2025 and 2024 (Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of September 30, 2025, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Basis of preparation

Statement of compliance

The interim condensed separate financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed separate financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company incurred after December 31, 2024. These interim condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of, or significant influence over an investee, in which the investments are accounted for at cost.

10

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the annual financial statements as of and for the year ended December 31, 2024 except for the matters mentioned below.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

11

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Company in these interim condensed separate financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2024.

Amendments to KIFRS 1021: Lack of Exchangeability

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require the disclosure of information that enables users of its financial statements to understand how the currency that is not exchangeable into the other currency affects, or is expected to affect, the Company’s financial performance, financial position, and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendment, the Company is not required to restate comparative information The amendments are not expected to have a material impact on the Company’s interim condensed separate financial statements.

12

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Trade accounts and notes receivable	~~W~~	49,219	48,349
Unbilled receivables (contract assets)		96,986	130,473
Less: Allowance for doubtful accounts		—	—

	~~W~~	146,205	178,822

5. Other Receivables

Other receivables as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Other accounts receivable(*1)	~~W~~	247,785	12,535
Others(*2)		42,134	13,301
Less: Allowance for doubtful accounts(*2)		(4,243)	(4,448)

	~~W~~	285,676	21,388

Non-current
Loans(*2)	~~W~~	236,264	247,569
Long-term other accounts receivable		20,253	14,585
Others		923	309
Less: Allowance for doubtful accounts(*2)		(236,264)	(247,569)

	~~W~~	21,176	14,894

(*1)	The Company includes the amounts to be collected from each domestic subsidiary in accordance with the consolidated tax payment system.
(*2)	The Company assessed the recoverability of other receivables to FQM Australia Pty Ltd, an associate, and recognized an allowance for doubtful accounts for such other receivables from the entity.

13

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Deposit instruments	~~W~~	3,010,000	2,260,000
Short-term financial instruments		125,200	426,420
Debt securities		230,000	—

	~~W~~	3,365,200	2,686,420

Non-current
Equity securities	~~W~~	182,387	158,761
Other securities		266,431	263,059
Derivative assets		17,681	—
Deposit instruments		2	2

	~~W~~	466,501	421,822

(b)	Equity securities as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025							December 31, 2024
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation(*1)	39,242,500	0.73	~~W~~	—	—	—	—	—
CSN Mineracao S.A.	102,186,675	1.86		206,265	148,845	(57,419)	148,845	125,219

				206,265	148,845	(57,419)	148,845	125,219

Non-marketable equity securities
PLANTEC Co., Ltd.	18,337,912	10.99		19,437	31,560	12,123	31,560	31,560
Intellectual Discovery Co.,Ltd.	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-HYUNDAI STEEl	1,055,496	6.00		612	612	—	612	612
S&M Media Co.,Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	33,542	5,749	33,542	33,542

			~~W~~	234,058	182,387	(51,670)	182,387	158,761

(*1)

For the year ended December 31, 2024, the Company decided to dispose of its shares in Nippon Steel Corporation and classified the equity securities as assets held for sale. Portion of shares were disposed of for the nine-month period ended September 30, 2025 (see Note 7).

14

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

7. Assets Held for Sale

Assets held for sale as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Beginning	~~W~~	467,796	—
Transfers		—	467,796
Valuations		(3,304)	—
Disposals		(238,768)	—

Ending	~~W~~	225,724	467,796

For the year ended December 31, 2024, the Company determined to sell its long-term investments in Nippon Steel Corporation and classified the equity security of ~~W~~467,796 million as assets held for sale in entirety. For the nine-month period ended September 30, 2025, the Company disposed of a portion of its equity interests of ~~W~~238,768 million and recognized loss on disposal of assets held for sale of ~~W~~5,531 million. The carrying amount of remaining equity interests is ~~W~~225,724 million.

15

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

8. Investments in Subsidiaries, Associates and Joint Ventures

(a)	Investments in subsidiaries, associates and joint ventures of as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Investment in subsidiaries	~~W~~	43,498,114	42,787,174
Investment in associates		208,129	208,129
Investment in joint ventures		2,699,236	2,636,662

	~~W~~	46,405,479	45,631,965

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of September 30, 2025 and December 31, 2024 are as follows:

			September 30, 2025			December 31, 2024
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,918,622	29,918,622
POSCO INTERNATIONAL Corporation	Korea	Trading, power generation and natural resources exploration	70.71		3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	52.80		1,014,963	1,014,963
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	100.00		115,931	115,931
POSCO FUTURE M CO.,LTD.	Korea	Refractory and anode/cathode material manufacturing and sales	58.18		1,924,555	1,395,687
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	100.00		308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	65.47		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		478,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium hydroxide manufacturing and sales	100.00		287,550	287,550
QSONE Co.,Ltd.	Korea	Real estate rental and facility management	100.00		238,478	238,478
POSCO CNGR Nickel Solution(*1)	Korea	Nickel refining	—		—	49,520
POSCO ZT AIR SOLUTION	Korea	Manufacturing and Sales of High-Purity Rare Gases	75.10		63,481	63,481
Others					513,629	446,037

					38,706,150	37,995,210

[Foreign]
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.(*2)	China	Stainless steel manufacturing and sales	58.60		283,792	283,792
POSCO-China Holding Corp.	China	Holding company	100.00		593,816	593,816
POSCO America Corporation	USA	Researching and consulting	99.45		192,136	192,136
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		66,060	66,060
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,690	117,690
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.(*2)	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sales	100.00		1,510,551	1,510,551
Others					242,685	242,685

					4,791,964	4,791,964

				~~W~~	43,498,114	42,787,174

(*1)	POSCO CNR Nickel Solution Co., Ltd. was liquidated during the nine-month period ended September 30, 2025 and has been excluded from the scope of consolidation.
(*2)

Pursuant to the resolution of the Board of Directors on July 3, 2025, the Company decided to sell the shares in two subsidiaries, POSCO (Zhangjiagang) Stainless Steel Co., Ltd and Qingdao Pohang Stainless Steel Co., Ltd.

16

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(c)	Details of associates and carrying amounts as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)			September 30, 2025			December 31, 2024
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	40.00	~~W~~	26,025	26,025
Others					12,111	12,111

					38,136	38,136

[Foreign]
9404-5515 Quebec Inc.(*1)	Canada	Investments	12.61		156,194	156,194
Others					13,799	13,799

					169,993	169,993

				~~W~~	208,129	208,129

(*1)

As of September 30, 2025, the entity is classified as an investment in an associate since the Company has significant influence over the investee although the Company’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(d)	Details of joint ventures and carrying amounts as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)			September 30, 2025			December 31, 2024
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866
PT NICOLE METAL INDUSTRY	Indonesia	Nickel Smelting	49.00		604,045	541,471
Hydrogen Duqm LLC	Oman	Green Hydrogen/Ammonia product business development	44.80		6,452	6,452
Nickel Mining Company SAS(*2)	New Caledonia	Raw material manufacturing and sales	49.00		—	—
SNNC	Korea	STS material manufacturing and sales	49.00		100,631	100,631

				~~W~~	2,699,236	2,636,662

(*1)

As of September 30, 2025 and December 31, 2024, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.

(*2)

As of December 31, 2024, due to continuous operating losses and a deteriorating business environment, the Company assessed that the value in use of our equity interest in Nickel Mining Company SAS is likely to be low. Accordingly, the Company recognized a full impairment loss of ~~W~~189,197 million, which is the difference between carrying amount and recoverable amount.

17

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

9. Investment Property

Changes in the carrying amounts of investment properties for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the nine -month period ended September 30, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	216,211	—	—	(368)	215,843
Buildings		97,752	—	(5,562)	(370)	91,820
Structures		14,409	—	(616)	(54)	13,739

	~~W~~	328,372	—	(6,178)	(792)	321,402

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	193,446	1,200	—	21,565	216,211
Buildings		101,229	—	(7,378)	3,901	97,752
Structures		15,225	—	(824)	8	14,409

	~~W~~	309,900	1,200	(8,202)	25,474	328,372

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

18

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

10. Property, Plant and Equipment

Changes in the carrying amounts of property, plant and equipment for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

(a)	For the nine-month period ended September 30, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	45,151	3,210	—	—	368	48,729
Buildings		28,447	—	—	(1,476)	370	27,341
Structures		7,338	—	(63)	(302)	54	7,027
Machinery and equipment		29,821	3,971	(654)	(3,724)	624	30,038
Vehicles		44	—	—	(12)	—	32
Furniture and fixtures		12,933	2,101	(3)	(1,075)	—	13,956
Construction-in-progress		292,259	144,603	—	—	4,643	441,505

	~~W~~	415,993	153,885	(720)	(6,589)	6,059	568,628

(*1)	Presenting assets transferred from construction-in-progress to other property, plant and equipment, assets transferred from investment property and others.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	50,197	4	—	—	(5,050)	45,151
Buildings		29,539	4,736	—	(1,927)	(3,901)	28,447
Structures		7,748	1	—	(403)	(8)	7,338
Machinery and equipment		27,549	5,161	(337)	(2,552)	—	29,821
Vehicles		63	—	—	(19)	—	44
Furniture and fixtures		13,485	622	(4)	(1,170)	—	12,933
Construction-in-progress		69,206	239,567	—	—	(16,514)	292,259

	~~W~~	197,787	250,091	(341)	(6,071)	(25,473)	415,993

(*1)	Presenting assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of September 30, 2025 and December 31, 2024, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2025		2024	2025	2024
Expenses related to short-term leases	~~W~~	2,546	2,227	8,505	6,613
Expenses related to leases of low-value assets		1,320	1,181	4,235	3,789

	~~W~~	3,866	3,408	12,740	10,402

19

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

11. Intangible Assets

Changes in the carrying amounts of intangible assets for the nine-month period ended September 30, 2025 and the year ended December 31, 2025 are as follows:

(a)	For the nine -month period ended September 30, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	803	—	—	(142)	230	891
Membership(*1)		10,072	920	—	—	—	10,992
Development expense		3,461	—	—	(1,377)	3,134	5,218
Construction-in-progress		6,680	4,021	(19)	—	(3,364)	7,318
Other intangible assets		445	—	—	(174)	—	271

	~~W~~	21,461	4,941	(19)	(1,693)	—	24,690

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to other intangible assets.

(b)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	576	—	(4)	(170)	401	803
Membership(*1)		11,618	—	(1,546)	—	—	10,072
Development expense		2,905	—	—	(1,310)	1,866	3,461
Construction-in-progress		3,565	5,631	(249)	—	(2,267)	6,680
Other intangible assets		677	—	—	(232)	—	445

	~~W~~	19,341	5,631	(1,799)	(1,712)	—	21,461

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

20

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

12. Other Assets

Other assets as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Advance payments	~~W~~	899	798
Prepaid expenses		1,395	918

	~~W~~	2,294	1,716

Non-current
Long-term advance payments	~~W~~	764	5,325
Long-term prepaid expenses		298	488
Others		—	8

	~~W~~	1,062	5,821

13. Borrowings

(a)	Borrowings as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Short-term borrowings
Exchangeable bonds	~~W~~	43,426	39,053
Long-term borrowings
Long-term borrowings	~~W~~	972,256	1,500

21

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Current portion of debentures as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2025		December 31, 2024
Exchangeable bonds	Foreign currency exchangeable bonds	Sep. 1, 2021	Sep. 1, 2026	—	~~W~~	43,426	39,053

(c)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	425,631

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out the total face value of exchangeable bonds of EUR 1,065,900,000 for the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends paid for the nine-month period ended September 30, 2025.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

22

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(d)	Long-term borrowings and others excluding current portion, as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2025		December 31, 2024
Foreign borrowings	KOREA ENERGY AGENCY	Dec. 27, 2011	Dec. 26, 2026	3 year Government bond	~~W~~	1,431	1,500
Bonds payable in foreign currency(*1)	Global Bonds (5 year maturity)	May. 7, 2025	May. 7, 2030	5.125		555,007	—
Bonds payable in foreign currency(*1)	Global Bonds (10 year maturity)	May. 7, 2025	May. 7, 2035	5.75		415,818	—

					~~W~~	972,256	1,500

(*1)	The Company enters into currency swap contracts to hedge foreign exchange risk associated with its foreign currency-denominated bonds.

14. Other Payables

Other payables as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Accounts payable	~~W~~	31,441	32,514
Accrued expenses		42,884	14,826
Dividend payable		2,689	3,016

	~~W~~	77,014	50,356

Non-current
Long-term withholdings	~~W~~	36,388	33,110
Less: Present value discount		(1,626)	(2,327)

	~~W~~	34,762	30,783

15. Other Financial Liabilities

Other financial liabilities as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Financial guarantee liabilities	~~W~~	21,510	18,302

23

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

16. Provisions

(a)	Provisions as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025			December 31, 2024
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	2,758	—	4,175	—
Provision for restoration(*2)		2,946	3,383	6,932	—
Others(*3)		37,824	—	35,161	—

	~~W~~	43,528	3,383	46,268	—

(*1)	Represents the provision for bonuses with the limit of 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung city, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2025 and December 31, 2024. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.84% to assess present value of these costs.

(*3)

Considering the operational circumstance of the Company’s investments in joint ventures, Nickel Mining Company SAS, the Company recognized ~~W~~37,824 million of the financial guarantee liabilities the Company provided as other provisions.

(b)	Changes in provisions for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

1)	For the nine-month period ended September 30, 2025

(in millions of Won)	Beginning		Increase	Utilization	Others(*1)	Ending
Provision for bonus payments	~~W~~	4,175	6,316	(7,733)	—	2,758
Provision for restoration		6,932	331	(934)	—	6,329
Others		35,161	—	—	2,663	37,824

	~~W~~	46,268	6,647	(8,667)	2,663	46,911

(*1)	Reflecting the effect of exchange rate fluctuation.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	6,055	9,087	(10,967)	4,175
Provision for restoration		11,562	1,819	(6,449)	6,932
Others		—	35,161	—	35,161

	~~W~~	17,617	46,067	(17,416)	46,268

24

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

17. Employee Benefits

(a)	Defined contribution plans

The expense related to defined contribution retirement plans for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	61	33	163	96

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Present value of funded obligations	~~W~~	41,132	39,980
Fair value of plan assets		(35,192)	(38,684)

Net defined benefit liabilities	~~W~~	5,940	1,296

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed separate statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2025		2024	2025	2024
Current service costs	~~W~~	2,040	1,550	7,224	5,276
Interest costs		(29)	(86)	(87)	(256)

	~~W~~	2,011	1,464	7,137	5,020

18. Other Liabilities

Other liabilities as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Current
Advances received	~~W~~	2,693	3,190
Withholdings		3,469	3,005
Unearned revenue		509	2,656

	~~W~~	6,671	8,851

Non-current
Unearned revenue	~~W~~	1,626	2,327

25

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

19. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amounts and the fair values of financial assets and financial liabilities by levels in the fair value hierarchy as of September 30, 2025 and December 31, 2024 are as follows:

①	September 30, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	17,681	—	17,681	—	17,681
Short term financial instruments		125,200	—	125,200	—	125,200
Other securities		266,431	—	—	266,431	266,431
Fair value through other comprehensive income
Equity securities		182,387	148,845	—	33,542	182,387
Assets held for sale		225,724	225,724	—	—	225,724
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		514,070	—	—	—	—
Trade accounts and notes receivable		49,219	—	—	—	—
Debt securities		230,000	—	—	—	—
Other receivables		56,967	—	—	—	—
Deposit instruments		3,010,002	—	—	—	—

	~~W~~	4,677,681	374,569	142,881	299,973	817,423

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	43,426	43,426	—	—	43,426
Financial liabilities measured at amortized cost(*1)
Borrowings		972,256	—	972,256	—	972,256
Financial guarantee liabilities		21,510	—	—	—	—
Others		89,929	—	—	—	—

	~~W~~	1,127,121	43,426	972,256	—	1,015,682

(*1)	The fair values of financial assets and liabilities measured at amortized cost except for borrowings approximates their carrying amounts.

②	December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	426,420	—	426,420	—	426,420
Other securities		263,059	—	—	263,059	263,059
Fair value through other comprehensive income
Equity securities		158,761	125,219	—	33,542	158,761
Assets held for sale		467,796	467,796	—	—	467,796
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		409,387	—	—	—	—
Trade accounts and notes receivable		48,349	—	—	—	—
Other receivables		28,833	—	—	—	—
Deposit instruments		2,260,002	—	—	—	—

	~~W~~	4,062,607	593,015	426,420	296,601	1,316,036

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	39,053	39,053	—	—	39,053
Financial liabilities measured at amortized cost(*1)
Borrowings		1,500	—	1,500	—	1,500
Financial guarantee liabilities		18,302	—	—	—	—
Others		76,376	—	—	—	—

	~~W~~	135,231	39,053	1,500	—	40,553

(*1)	The fair values of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

26

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2025. Details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO ASIA COMPANY LIMITED	Credit Agricole	USD	75,000,000	105,165	—	—
	ING	USD	75,000,000	105,165	5,000,000	7,011
	Shinhan	USD	50,000,000	70,110	20,000,000	28,044
POSCO Argentina S.A.U.	BNP	USD	110,000,000	154,242	100,868,696	141,438
	CITI	USD	187,975,000	263,579	178,843,695	250,775
	Credit Agricole	USD	187,975,000	263,579	178,843,695	250,775
	HSBC	USD	187,975,000	263,579	178,843,696	250,775
	JPM	USD	187,975,000	263,579	178,843,696	250,775
	BANK OF AMERICA	USD	50,900,000	71,372	45,753,254	64,155
	KEXIM	USD	167,100,000	234,307	150,387,100	210,871
Associates and Joint ventures
NICKEL MINING COMPANY SAS	ING	EUR	46,000,000	75,647	46,000,000	75,647
PT.Nicole Metal Industry	STANDARD CHARTERED	USD	39,200,000	54,966	35,824,311	50,233

		USD	1,319,100,000	1,849,643	1,073,208,141	1,504,852
		EUR	46,000,000	75,647	46,000,000	75,647

3)	Finance income and costs by category of financial instrument for each of the nine-month periods ended September 30, 2025 and 2024 are as follows:

①	For the nine-month period ended September 30, 2025

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain (loss) on foreign currency	Gain on disposal	Gain (loss) on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	(4,422)	11,193	16,267	—	23,038	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	15,628
Financial assets measured at amortized cost		75,534	(13,682)	—	—	—	61,852	—
Financial liabilities at fair value through profit or loss		—	(3,057)	—	(1,315)	—	(4,372)	—
Financial liabilities measured at amortized cost		(22,416)	16,966	—	—	3,740	(1,710)	—

	~~W~~	53,118	(4,195)	11,193	14,952	3,740	78,808	15,628

②	For the nine-month period ended September 30, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain (loss) on foreign currency	Gain (loss) on disposal	Gain on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	1,510	27,406	58,685	—	87,601	—
Financial assets at fair value through other comprehensive income		—	—	(8,219)	—	—	(8,219)	(35,849)
Financial assets measured at amortized cost		69,014	1,683	—	—	—	70,697	—
Financial liabilities at fair value through profit or loss		—	(56,301)	(12,292)	236,931	—	168,338	—
Financial liabilities measured at amortized cost		(873)	383	—	—	1,606	1,116	—

	~~W~~	68,141	(52,725)	6,895	295,616	1,606	319,533	(35,849)

27

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

20. Share Capital and Capital Surplus

(a)	Details of share capital as of September 30, 2025 and December 31, 2024 are as follows:

(in Won, except share information)	September 30, 2025		December 31, 2024
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1, 2)		80,932,952	82,624,377
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)

As of September 30, 2025, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 8,670,448 and such ADRs are equivalent to 2,167,612 shares of common stock.

(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2025, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2025. As a result, as of September 30, 2025, the Company’s total number of issued shares has decreased.

(*3)

As of September 30, 2025, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~77,738 million due to retirement of 15,547,673 treasury stocks.

(b)	Details of capital surplus as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		16,331	16,331

	~~W~~	1,367,990	1,367,990

28

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

21. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(48,374)	(62,645)

22. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

(shares, in millions of Won)	September 30, 2025			December 31, 2024
	Number of shares	Amount		Number of shares	Amount
Beginning	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658
Acquisition of treasury shares	—		—	255,428		92,311
Retirement of teasury shares	(1,691,425)		(374,545)	(1,946,853)		(431,107)

Ending	5,312,173	~~W~~	1,176,317	7,003,598	~~W~~	1,550,862

23. Operating Revenue

(a)	Details of operating revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2025		2024	2025	2024
Types of revenue
Dividend income	~~W~~	368,165	355,460	1,096,388	1,320,175
Others		44,638	46,810	135,880	140,693

	~~W~~	412,803	402,270	1,232,268	1,460,868

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	368,165	355,826	1,096,388	1,320,183
Revenue recognized over time		44,638	46,444	135,880	140,685

	~~W~~	412,803	402,270	1,232,268	1,460,868

29

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2025 and December 31, 2024 are as follows:

(in millions of Won)	September 30, 2025		December 31, 2024
Receivables
Trade accounts and notes receivable	~~W~~	49,219	48,349
Contract assets
Unbilled receivables		96,986	130,473
Contract liabilities
Advance received		2,693	3,190
Unearned income		2,135	4,983

24. Operating Expenses

Operating expenses for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Wages and salaries	~~W~~	19,336	17,425	54,689	50,007
Expenses related to post-employment benefits		2,333	1,852	8,049	5,478
Other employee benefits		3,716	4,058	12,461	13,552
Travel		2,036	1,450	5,547	4,117
Taxes and public dues		79	(1,062)	12,975	11,817
Depreciation		2,966	2,802	8,777	8,410
Amortization		610	409	1,636	1,213
Rental		1,769	1,249	5,589	3,893
Repairs		186	300	421	670
Advertising		6,934	5,942	17,040	16,136
Research & development		32,786	37,063	103,819	107,200
Service fees		27,777	16,087	63,710	47,113
Supplies		48	59	190	337
Vehicles maintenance		626	646	1,846	2,121
Industry association fee		43	78	1,915	1,815
Training		475	336	1,123	1,171
Others		2,386	3,753	6,963	6,906

	~~W~~	104,106	92,447	306,750	281,956

30

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

25. Finance Income and Costs

Details of finance income and costs for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Finance income
Interest income	~~W~~	25,906	22,512	75,534	69,014
Gain on foreign currency transactions		967	9,041	16,154	4,216
Gain on foreign currency translations		(32,689)	615	18,622	1,774
Gain on derivative transactions		—	1,058	—	1,058
Gain on valuation of derivatives		17,681	—	17,681	—
Gain on disposal of financial assets at fair value through profit or loss		2,498	4,577	11,193	26,348
Gain on valuation of financial assets at fair value through profit or loss		(289)	15,213	185	58,685
Gain on valuation of financial liabilities at fair value through profit or loss		—	2,713	—	236,931
Others		1,464	627	3,748	1,613

	~~W~~	15,538	56,356	143,117	399,639

Finance costs
Interest expenses	~~W~~	14,139	—	22,416	—
Loss on foreign currency transactions		1,029	1,291	27,569	57,005
Loss on foreign currency translations		(694)	3,771	11,402	1,710
Loss on derivative transactions		—	6,035	—	6,035
Loss on valuation of derivatives		(36,216)	—	—	—
Loss on valuations of financial assets at fair value through profit or loss		1,002	—	1,599	—
Loss on valuations of financial liabilities at fair value through profit or loss		312	—	1,315	—
Loss on transactions of equity securities		—	—	—	8,219
Loss on redemption of bonds		—	6,257	—	6,257
Others		3	294	8	880

	~~W~~	(20,425)	17,648	64,309	80,106

26. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Other non-operating income
Reversal of impairment loss on other accounts receivables	~~W~~	—	—	33	—
Reversal of other provisions		—	—	—	54
Others		251	676	2,165	2,189

	~~W~~	251	676	2,198	2,243

Impairment loss on investments in subsidiaries, associates and joint ventures
Impairment loss on other accounts receivables	~~W~~	—	—	—	106
Loss on disposals of property, plant and equipment		33	—	768	—
Impairment loss on investments in subsidiaries, associates and joint ventures		(407)	—	6,244	—
Donations		5,500	—	11,001	—
Loss on disposals of assets held for sale		5,531	—	5,531	—
Increase of other provisions		(425)	139	331	234
Others		279	560	1,031	5,630

	~~W~~	10,511	699	24,906	5,970

31

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

27. Expenses by Nature

Expenses that are recorded by nature as cost of sales, operating expenses and other non-operating expenses in the statements of comprehensive income for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows (excluding finance costs and income tax expenses):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Employee benefits expenses	~~W~~	30,128	27,866	90,488	81,382
Depreciation(*1)		4,527	3,406	12,767	10,219
Amortization		632	432	1,693	1,280
Service fees		28,308	16,962	65,983	48,776
Rental		3,867	3,408	12,889	10,867
Advertising		7,027	5,953	17,137	16,147
Impairment loss on investments in subsidiaries, associates and joint ventures		(407)	—	6,244	—
Research & development		22,154	26,298	64,866	71,368
Other expenses		18,382	8,822	59,589	47,887

	~~W~~	114,618	93,147	331,656	287,926

(*1)	Including depreciation of investment property.

28. Income Taxes

The effective tax rates of the Company for each of the nine-month periods ended September 30, 2025 and 2024 are 1.20% and 1.75%, respectively.

(a)	Income taxes

The Company vertically spun off its steel business at the spin-off date on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO). For the transfer gain, the Company simultaneously set provision for accelerated depreciation and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO), which arise from transfer gains under the Corporate Tax Act, were not recognized as deferred tax assets, since it is not probable that they will reverse through disposal or liquidation.

32

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Application of the Consolidated Tax Payment System

From the nine-month period ended September 30, 2025, the Company has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, when economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

The current tax liabilities recognized in relation to the consolidated tax payment system for the nine-month period ended September 30, 2025 are as follows:

(in millions of Won)	September 30, 2025
Current income tax liabilities(*1)	226,668

(*1)	Presenting the amount calculated and recognized by applying the consolidated tax payment system for the nine-month period ended September 30, 2025.

(c)	Global minimum top-up tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the nine-month period ended September 30, 2025 as it is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Company reviewed subsidiaries qualifying as taxpayer, including the Company, and, as a result, did not recognize any income tax expense for the nine-month period ended September 30, 2025 as the impact of the global minimum top-up tax on the separate financial statements as of September 30, 2025 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

33

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

29. Earnings per Share

(a)	Basic earnings per share for each of the three-month and nine-month periods ended September 30, 2025 and 2024 are as follows:

(in Won, except share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2025		2024	2025	2024
Profit for the period	~~W~~	334,942,715,344	334,994,032,159	969,846,033,432	1,468,571,617,105
Weighted-average number of common shares outstanding(*1)		75,620,779	75,699,376	75,620,779	75,816,833
Basic earnings per share	~~W~~	4,429	4,425	12,825	19,370

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share is as follows:
(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2025	2024	2025	2024
Weighted-average shares outstanding	80,932,952	83,297,040	81,490,565	84,143,400
Weighted-average number of treasury shares	(5,312,173)	(7,597,664)	(5,869,786)	(8,326,567)

Weighted-average number of common shares outstanding	75,620,779	75,699,376	75,620,779	75,816,833

The Company has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of September 30, 2025 and 2024. The diluted earnings per share for the nine-month period ended September 30, 2025 is the same as the basic earnings per share due to the anti-dilutive effect.

(b)	Diluted earnings per share for the three-month and nine-month period ended September 30, 2024 are calculated as follows:

(in Won, except share information)	For the three-month period ended September 30, 2024		For the nine-month period ended September 30, 2024
Profit for the period	~~W~~	334,994,032,159	1,468,571,617,105
Loss from revaluation of and exchange rate on exchangeable bonds		(8,425,258,347)	(138,904,137,256)
Diluted profit for the period		326,568,773,812	1,329,667,479,849
Adjusted weighted-average number of common shares outstanding(*1)		78,013,947	78,757,791
Diluted earnings per share		4,186	16,883

34

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(*1)	The adjusted weighted-average number of common shares outstanding used to calculate diluted earnings per share is as follows:

(shares)	For the three-month period ended September 30, 2024	For the nine-month period ended September 30, 2024
Weighted-average number of common shares outstanding	75,699,376	75,816,833
Weighted-average number of potential common shares	2,314,571	2,940,958

Adjusted weighted-average number of common shares	78,013,947	78,757,791

30. Related Party Transactions

(a)	Related parties of the Company as of September 30, 2025 are as follows:

Type	Company
Subsidiaries

[Domestic]

POSCO, POSCO Eco & Challenge Co., Ltd., POSCO STEELEON CO., Ltd, POSCO DX, POSCO Research Institute, POSCO WIDE Co., Ltd., POSCO Capital, POSCO FUTURE M CO., LTD.,eNtoB Corporation, POSCO FLOW CO.,LTD., POSCO M-TECH, Busan E&E Co,. Ltd., POSCO INTERNATIONAL Corporation, POSCO Mobility Solution Corporation,

POSCO-Pilbara LITHIUM SOLUTION Co., Ltd., POSCO HY Clean Metal Co., Ltd., POSCO LITHIUM SOLUTION,

Shinan Green Energy Co.,LTD., eSteel4U, QSONE Co.,Ltd., TANCHEON E&E, POSCO IH, POSCO A&C Co., Ltd,

Posco Group University, POSCO GY Solution, POSCO GYR Tech, POSCO GYS Tech, POSCO PR Tech,

POSCO PS Tech, POSCO PH Solution, POSCO Humans Co.,Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.,

Songdo Development PMC (Project Management Company) LLC., POSCO-GS Eco Materials Co., Ltd, Korea Fuel Cell and others.

[Foreign]

POSCO America Corporation, POSCO AUSTRALIA PTY LTD., POSCO Asia Co., Ltd., POSCO (Zhangjiagang) Stainless Steel Co.,Ltd., POSCO-China Holding Corporation, POSCO JAPAN Co., Ltd., POSCO-VIETNAM Co., Ltd., POSCO MEXICO S.A. DE C.V., PT. KRAKATAU POSCO, YAMATO VINA STEEL JOINTSTOCK COMPANY, POSCO Argentina S.A.U., Senex Holdings PTY LTD, ULTIUM CAM LIMITED PARTNERSHIP and others.

Investments in associates and joint ventures

[Domestic]

POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC, Gale International Korea, LLC,

Eco Energy Solution, UITrans LRT Co., Ltd., Pohang Special Welding Co.,Ltd., and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY,

HBIS-POSCO Automotive Steel Co.,Ltd, South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc.,

AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others.

35

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(b)	Material transactions with the related companies for each of the nine-month periods ended September 30, 2025 and 2024 are as follows:

1)	For the nine-month period ended September 30, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	113,182	527,363	557	370	11,441
POSCO Eco & Challenge Co., Ltd.		7,135	11,037	—	322	988
POSCO STEELEON CO., Ltd		880	—	—	—
POSCO DX		1,408	12,425	88	4,301	10,930
POSCO Research Institute		—	—	—	—	8,454
eNtoB Corporation		—	—	—	—	7,152
POSCO FUTURE M CO., LTD.		3,060	17,597	55	—	33
POSCO INTERNATIONAL Corporation		4,359	298,551	224	—	12
Busan E&E Co,. Ltd.		—	3,618	—	—	—
POSCO America Corporation		—	—	—	—	5,012
Others		4,828	4,761	3,414	1	23,298

		134,852	875,352	4,338	4,994	67,320

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	32,031	—	—	—
Roy Hill Holdings Pty Ltd		—	131,125	—	—	—
Others		624	40,046	337	—	650

		624	203,202	337	—	650

	~~W~~	135,476	1,078,554	4,675	4,994	67,970

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of September 30, 2025, the Company provides payment guarantees to the related parties (see Note 19).

2)	For the nine-month period ended September 30, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	113,665	888,008	66	191	9,470
POSCO Eco & Challenge Co., Ltd.		7,561	11,037	—	1,729	705
POSCO STEELEON CO., Ltd		899	—	—	—	9
POSCO DX		1,027	9,940	—	982	9,540
POSCO Research Institute		—	—	—	30	8,180
eNtoB Corporation		—	—	—	49	6,231
POSCO FUTURE M CO., LTD.		6,459	11,565	—	—	9
POSCO INTERNATIONAL Corporation		4,548	124,396		—	61
Busan E&E Co,. Ltd.		—	2,472	—	—	—
POSCO America Corporation		—	—	—	—	5,030
Others		3,907	831	1,445	1	17,279

		138,066	1,048,249	1,585	2,982	56,514

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	22,045	—	—	—
Roy Hill Holdings Pty Ltd		—	202,550	—	—	—
Others		273	14,494	168	—	—

		273	239,089	168	—	—

	~~W~~	138,339	1,287,338	1,753	2,982	56,514

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of September 30, 2024, the Company provided payment guarantees to the related parties (see Note 19).

36

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(c)	The balances of receivables and payables arising from significant transactions between the Company and the related parties as of September 30, 2025 and December 31, 2024 are as follows:

1)	September 30, 2025

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	76,175	235,921	312,096	8,048	40,945	48,993
POSCO Eco & Challenge Co., Ltd.		6,881	—	6,881	88	735	823
POSCO STEELEON CO., Ltd		860	—	860	—	—	—
POSCO DX		1,104	—	1,104	2,371	1,047	3,418
POSCO FUTURE M CO., LTD.		15,225	—	15,225	—	48	48
POSCO Mobility Solution Corporation		609	—	609	—	10	10
POSCO INTERNATIONAL Corporation		4,724	—	4,724	—	473	473
POSCO Argentina S.A.U		—	29,390	29,390	—	—	—
Others		2,560	249	2,809	5,824	472	6,296

		108,138	265,560	373,698	16,331	43,730	60,061

Associates and joint ventures
SNNC		480	—	480	—	—	—
Roy Hill Holdings Pty Ltd		36,895	—	36,895	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	238,050	238,050	—	—	—
Others		164	3,284	3,448	—	—	—

		37,539	241,334	278,873	—	—	—

	~~W~~	145,677	506,894	652,571	16,331	43,730	60,061

(*1)

Other receivables from FQM Australia Holdings Pty Ltd consist of long-term loans and accrued interest and the Company has recognized allowance for doubtful accounts for such other receivables in entirety.

2)	December 31, 2024

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	102,071	1,093	103,164	5,854	36,111	41,965
POSCO Eco & Challenge Co., Ltd.		8,921	—	8,921	—	499	499
POSCO STEELEON CO., Ltd		1,126	—	1,126	—	—	—
POSCO DX		1,561	—	1,561	2,667	535	3,202
POSCO FUTURE M CO., LTD.		15,364	—	15,364	—	65	65
POSCO Mobility Solution Corporation		802	—	802	—	6	6
POSCO INTERNATIONAL Corporation		6,664	—	6,664	—	364	364
POSCO Argentina S.A.U		—	26,002	26,002	768	—	768
Others		3,274	231	3,505	7,873	311	8,184

		139,783	27,326	167,109	17,162	37,891	55,053

Associates and joint ventures
SNNC		662	—	662	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	25,023	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	249,560	249,560	—	—	—
Others		10,665	122	10,787	—	—	—

		36,350	249,682	286,032	—	—	—

	~~W~~	176,133	277,008	453,141	17,162	37,891	55,053

(*1)

Other receivables from FQM Australia Holdings Pty Ltd consist of long-term loans and accrued interest and the Company has recognized allowance for doubtful accounts for such other receivables in entirety.

37

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(d)	For each of the nine-month periods ended September 30, 2025 and 2024, there were additional investments in subsidiaries and others amounting to ~~W~~837,847 million and ~~W~~620,852 million, respectively.

(e)	For each of the nine-month periods ended September 30, 2025 and 2024, details of compensation to key management officers are as follows:

(in millions of Won)	September 30, 2025		September 30, 2024
Short-term benefits	~~W~~	19,574	19,099
Retirement benefits		4,369	2,570

	~~W~~	23,943	21,669

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

31. Commitments and Contingencies

(a)	Commitments

1)

As of September 30, 2025, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2025, the ending balance of borrowing amounts to USD 1.02 million.

2)	The Company has deposited 86,611 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2025.

(b)	As of September 30, 2025, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 3 lawsuits for contract payment (litigation amount: ~~W~~1 billion) as defendant as of September 30, 2025. However, the Company has not recognized any provisions for these litigation cases since the Company does not believe it has a present obligation thereof as of September 30, 2025.

(d)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

38

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

September 30, 2025 and 2024 (Unaudited)

(e)	As of September 30, 2025, the Company has been provided with a payment guarantee of ~~W~~2,753 million from Seoul Guarantee Insurance Company in relation to license guarantees and others.

(f)	As of September 30, 2025, the Company has entered into a credit line agreement with Woori Bank, with a limit of ~~W~~20,000 million.

32. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the nine-month periods ended September 30, 2025 and 2024 are as follows:

(in millions of Won)	September 30, 2025		September 30, 2024
Trade accounts and notes receivable	~~W~~	34,249	37,170
Other accounts receivable		4,095	11,591
Prepaid expenses		(289)	(2,293)
Other current assets		(101)	(365)
Other non-current assets		(699)	(6,307)
Other accounts payable		(2,126)	(3,510)
Accrued expenses		7,058	8,682
Advances received		(497)	1,167
Withholdings		464	(1,463)
Unearned revenue		(2,960)	(1,060)
Other current liabilities		(2,351)	(8,508)
Payments of severance benefits		(6,986)	(14,093)
Plan assets		4,380	2,531

	~~W~~	34,237	23,542

33. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on November 11, 2025, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividends: ~~W~~189.1 billion).
(b)

Pursuant to the resolution of the Board of Directors on November 11, 2025, the Company decided to acquire a 30% equity interest in a newly established entity by Mineral Resources Ltd., located in Australia, to enhance cost competitiveness in its lithium business through strategic investment in high-quality resources. The total investment amount is USD 765 million.

39